UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: March 15, 2005

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7) :

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]        No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

FORM 6-K

EXHIBITS

Exhibit 99.1

Report of the Consolidated Results of Operations for the Second Quarterly Period Ended August 29, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.
(Registrant)

Date: March 15, 2005	By:	/s/ Graham David McGregor-Smith
	Name:	Graham David McGregor-Smith
	Title:	Manager

EXHIBIT 99.1

Report of the Consolidated Results of Operations for the Second Quarterly Period

Ended August 29, 2004

INDEX TO THE REPORT OF THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE SECOND QUARTERLY

PERIOD ENDED AUGUST 29, 2004

CONSOLIDATED BALANCE SHEETS

As of August 29, 2004 and February 29, 2004 (Unaudited)

	August 29, 2004	February 29, 2004
	unaudited	(as restated)
	In thousands USD,
	except per share amounts
ASSETS
Current assets:
Cash and cash equivalents	$21,828	$23,098
Accounts receivable, net of allowance for doutbful accounts of $791 and $1,112	62,834	62,963
Inventory	32,905	35,620
Deferred income taxes	988	1,002
Prepaid expenses and other current assets	4,859	5,457

Total current assets	123,414	128,140
Property, plant and equipment, net	38,542	42,150
Intangible assets, net	26,103	29,165
Goodwill	3,600	3,617
Deferred income taxes	1,314	1,351
Other assets	12,375	12,118

Total assets	$205,348	$216,541

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current liabilities:
Current portion of long-term debt	$11,299	$1,913
Accounts payable	18,964	21,765
Payable to Parent	620	670
Accrued expenses	27,426	30,782
Income taxes payable	7,890	6,932
Deferred revenue	43,152	43,005

Total current liabilities	109,351	105,067
Long-term debt	170,462	180,885
Deferred revenue and other liabilities	2,139	1,498

Total liabilities	281,952	287,450

Commitments and contingencies (Note 12 )

Stockholder’s deficit:
Ordinary stock, $30 par value, 2,401 shares authorized, issued and outstanding	72,015	72,015
Additional paid-in capital	67,137	67,016
Deferred compensation	(106)	(114)
Accumulated deficit	(110,865)	(105,015)
Accumulated other comprehensive loss	(872)	(898)

	27,309	33,004
Preferred shares held in Parent, at cost, 4,938 shares	(58,700)	(58,700)
Ordinary shares held in Parent, at cost, 6,763 shares	(45,213)	(45,213)

Total stockholder’s deficit	(76,604)	(70,909)

Total liabilities and stockholder’s deficit	$205,348	$216,541

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the fiscal three-month periods ended August 29, 2004 and August 24, 2003 (Unaudited)

	August 29, 2004	August 24, 2003
		(as restated)
	In thousands USD,
	except per share amounts
REVENUE
Product	$29,367	$29,580
Service	40,072	38,842

Total revenue	69,439	68,422

COST OF REVENUE
Product	16,606	16,708
Service	19,251	16,273
Amortization of intangibles	502	502

Total cost of revenue	36,359	33,483

Gross profit	33,080	34,939

OPERATING EXPENSES
Research and development	12,215	10,430
Sales and marketing	12,009	11,336
General and administrative	3,799	2,737
Amortization of intangibles	1,150	1,150
Restructuring charges	—	797
Management fees	—	188

Total operating expenses	29,173	26,638

Profit from operations	3,907	8,301
Interest income	29	29
Interest expense	(5,238)	(2,881)
Other income (expense), net	198	(37)

Profit (loss) before income taxes	(1,104)	5,412
Provision for income taxes	640	580

Net income (loss)	$(1,744)	$4,832

Net income (loss) per share:
Basic and diluted	$(0.73)	$2.01
Weighted average shares used to compute net income (loss) per share:
Basic and diluted	2,401	2,401

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the fiscal six-month periods ended August 29, 2004 and August 24, 2003 (Unaudited)

	August 29, 2004	August 24, 2003
		(as restated)
	In thousands USD, except per share amounts
REVENUE
Product	$57,324	$52,398
Service	79,666	76,794

Total revenue	136,990	129,192

COST OF REVENUE
Product	34,561	29,913
Service	36,205	32,395
Amortization of intangibles	1,004	1,004

Total cost of revenue	71,770	63,312

Gross profit	65,220	65,880

OPERATING EXPENSES
Research and development	24,889	22,533
Sales and marketing	24,282	21,689
General and administrative	7,231	5,680
Amortization of intangibles	2,300	2,394
Restructuring charges	(10)	803
Management and recapitalization-related fees	—	376

Total operating expenses	58,692	53,475

Profit from operations	6,528	12,405
Interest income	57	52
Interest expense	(10,510)	(5,908)
Other income (expense), net	(749)	528

Profit (loss) before income taxes	(4,674)	7,077
Provision for income taxes	1,176	1,012

Net income (loss)	$(5,850)	$6,065

Net income (loss) per share:
Basic and diluted	$(2.44)	$2.53
Weighted average shares used to compute net income (loss) per share:
Basic and diluted	2,401	2,401

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the fiscal six-month periods ended August 29, 2004 and August 24, 2003

(Unaudited)

	August 29, 2004	August 24, 2003
		(as restated)
	In thousands USD
OPERATING ACTIVITIES
Cash flows from operating activities:
Net income (loss)	$(5,850)	$6,065
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	12,327	12,522
Amortization of deferred financing costs	1,117	825
Stock-based compensation	129	456
Restructuring charges	—	655
Deferred income taxes	—	(379)
Provision for doubtful accounts	(237)	55
Inventory reserve provision	1,698	1,305
Loss on retirement of property and equipment	469	649
Changes in assets and liabilities:
Accounts receivable	(258)	1,183
Inventory	765	561
Prepaid expenses and other current assets	583	330
Accounts payable	(3,387)	(2,721)
Payable to Parent	(50)	388
Accrued expenses	(3,015)	(12,394)
Income taxes payable	750	72
Deferred revenue	1,590	(2,592)
Other long-term assets and liabilities	894	(669)

Net cash provided by operating activities	7,525	6,311

INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	(5,348)	(7,248)
Acquisition of business, net of cash acquired	—	(1,126)
Payment of acquisition costs	—	(176)
Capitalized software	(1,182)	—
Other long-term assets	(124)	—

Net cash used in investing activities	(6,654)	(8,550)

FINANCING ACTIVITIES
Cash flows from financing activities:
Deferred financing fees	(1,220)	—
Payments on short-term debt	—	1,000
Payments on long-term debt	(931)	(5,111)

Net cash used in financing activities	(2,151)	(4,111)
Effect of exchange rate changes on cash	10	(990)

Net decrease in cash and cash equivalents	(1,270)	(7,340)
Cash and cash equivalents at beginning of period	23,098	16,444

Cash and cash equivalents at end of period	$21,828	$9,104

The accompanying notes are an integral part of these consolidated financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Organization

Stratus Technologies International, S.à r.l. (“Stratus S.à r.l.” or “the Company”) is a global provider of high-end computers and related services for mission-critical applications. When used in these notes, the terms “the Company”, refers to Stratus Technologies International, S.à r.l. and its consolidated subsidiaries, unless otherwise specified. Stratus S.à r.l. is a wholly-owned subsidiary of Stratus Technologies Group, S.A. (“Stratus SA” or the “Parent”).

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. They do not include all information and notes required by U.S. GAAP for complete financial statements. The balance sheet at February 29, 2004 has been derived from the financial statements, as restated, at that date. The accompanying unaudited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated. In the opinion of management, adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of such information have been included. Results for interim periods should not be considered indicative of results for a full year. The Company operates on a 52-to-53 week fiscal year that ends on the Sunday closest to the last day of February.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include, but are not limited to, collectibility of accounts receivable, carrying value of inventory, warranty provisions, revenue recognition using the percentage of completion method, valuation of intangible assets and goodwill, valuation of deferred tax assets and restructuring and other charges. In addition, the Company’s stock-based compensation expense, associated with the issuance of the Parent’s stock options, is impacted by the fair market value determination of the Parent’s stock. Actual results could differ materially from management’s estimates.

Recent pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Statement 123(R) does not prescribe the use of a specific option-pricing model, but does require companies to use specific input assumptions when estimating the fair value of employee stock options. Under Statement 123(R), which is effective for public companies (excluding small business issuers) at the beginning of the first interim or annual period beginning after June 15, 2005, the pro forma disclosure will no longer be available to companies as an alternative to financial statement recognition. Small business issuers will be required to adopt Statement 123(R) at the beginning of the first interim or annual period beginning after December 15, 2005. Nonpublic companies, including Stratus S.à r.l., will be required to adopt the new Statement at the beginning of the first annual period beginning after December 15, 2005. As a non-public company, the Company intends to apply a prospective transaction method under Statement 123(R), continuing to account for any portion of awards that have not vested by the date that Statement 123(R) is adopted using accounting principles originally applied to these awards. Accordingly, under the prospective method Statement 123(R) would be applied only to new awards and to awards modified, repurchased or cancelled after the effective date. The Company, which currently accounts for its stock-based compensation under APB 25 and discloses the pro forma effect of the fair value recognition provisions of Statement No. 123, anticipates that the adoption of Statement 123(R) will have an impact on its results of operations.

In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4. Statement No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

and specifies the accounting for the allocation of fixed production overhead costs. Statement No. 151 is effective for the Company beginning March 1, 2006. The Company does not expect the adoption of Statement No. 151 to have a material impact on out financial position or results of operations.

NOTE 2– REVENUE RECOGNITION

The Company sells its products and services to end users, resellers and original equipment manufacturers. The Company’s products are integrated with software that is essential to the functionality of the equipment. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” and all related interpretations. The Company’s transactions frequently include the sale of products and services under multiple element arrangements.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services, has occurred, title and risk of loss has passed to the customer, the fee is fixed or determinable, and collection is probable. The Company uses the residual method to allocate revenue when a transaction includes one or more elements to be delivered and vendor specific objective evidence (“VSOE”) of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. VSOE is based on the fee charged when these elements are sold separately. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of the last element occurs or when fair value can be established. If an arrangement includes subjective or other customer acceptance provisions beyond standard acceptance provisions that the product conforms to standard published specifications, revenue recognition occurs upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.

Transactions may include trade-in rights, upgrade rights or other related provisions. Revenue recognition on transactions involving trade-in or upgrade rights is deferred until such rights have lapsed or original product has been returned and/or related products have been delivered and all other revenue recognition criteria have been met. For coupons and specified future discounts, the related amount is deferred until such rights have lapsed or related products have been delivered.

When product is sold together with services, product revenue is recognized upon delivery, provided that (1) the above criteria have been met, (2) payment for product is not dependent upon the performance of the services, and (3) the services do not involve significant customization, implementation, or integration of the product and are not essential to the functionality of the product that was delivered. If services involve significant customization, implementation or integration, revenue for the services and the related product is generally recognized as the services are performed using the percentage of completion method. Estimates of total labor hours required to perform the related services and actual labor hours pertaining to the related services incurred during a period, and to date, are used in applying the percentage of completion method. If customer acceptance is uncertain at the outset of the arrangement, revenue for services and the related product is recognized under the completed contract method.

If the fee due from the customer is not fixed or determinable, revenue is recognized as payment is due from the customer, assuming all other revenue recognition criteria have been met. Generally, the Company considers arrangements with extended payment terms not to be fixed or determinable. If collection is not considered probable, revenue is recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit has been put in place.

Revenue for arrangements with resellers is generally recognized when the Company delivers product as designated by the reseller, and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. If the Company continues to participate in sales to the end user, revenue is deferred and recognized when product is sold through to the end user based on evidence provided by the reseller, provided all other revenue recognition criteria have been met (“Sell through”). On a limited basis, when the Company provides a reseller with stock rotation rights or any other return rights and all other revenue recognition criteria have been met, revenue is deferred until the rights have lapsed.

Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year. Maintenance and support services include telephone support and unspecified rights to product upgrades and enhancements. Installation and other consulting service revenues are recognized as performed subject to all other revenue recognition criteria being met.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Stratus records deferred revenue for product shipped to customers and related services where amounts are billed pursuant to a contractual right and collection occurs or is probable prior to satisfying revenue recognition criteria.

NOTE 3 – RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

On August 19, 2004, Stratus S.a r.l. filed a Form 6-K with the Securities and Exchange Commission (“SEC”), announcing that the Company had identified certain issues related to the timing of the recording of revenue from certain customer transactions which might affect the Company’s financial statements for fiscal 2004 and the first quarter of fiscal 2005 and that the Company was working to conduct a detailed review of prior period revenue transactions. On October 7, 2004, the Company announced that it was postponing the release of financial results for the quarter ended August 29, 2004 pending the completion of the review of second quarter and prior period revenue transactions and the restatement of our historical financial results. On December 21, 2004, the Company filed a Form 6-K with the SEC announcing financial results for the second quarter of fiscal year 2005 and the results of the restatement.

The review initially focused on transactions that included sales of the new V-series ftServer in conjunction with sales of Continuum products because the Company found instances where transactions with customers included both products or included rights to upgrade purchases of Continuum product through coupons, trade-ins or specified future purchases. In conducting the review, the Company discovered revenue recognition issues unrelated to the upgrade transactions and expanded the scope of the review to address such issues.

During the course of the review, the Company determined that the accounting with respect to certain prior period transactions required adjustment. As a result, the Company has restated its consolidated financial statements for fiscal years 2000 through 2004, the first quarter of fiscal year 2005, the first and second quarters of fiscal year 2004 and the six months ended August 24, 2003. The Company expects to issue an amended and restated annual report for the fiscal years ended February 29, 2004, February 23, 2003 and February 24, 2002 during March of 2005. The restated financial statements will include a number of adjustments, the largest of which relate to adjustments to revenue, cost of revenue, deferred revenue, inventory and accrued warranty expenses and the resulting impact of these adjustments on the tax accounts. Adjustments to revenue, unless specifically described below, result primarily from revenue that had been previously recognized upon delivery that is now being deferred and recognized in subsequent periods. Adjustments to inventory and accrued expenses are primarily to increase or decrease levels previously reported as a result of the deferral in revenue and to account for hardware maintenance as a service rather than a warranty cost, respectively.

The unaudited consolidated financial statements in this report for the first quarter of fiscal 2005, which ended May 30, 2004, also include significant adjustments to the previously reported results. The Company does not intend to prepare and issue a separate restatement of the consolidated financial statements for the quarter ended May 30, 2004. The consolidated financial statements and related consolidated financial information contained in previous reports for fiscal 2000 through 2004 and the first quarter of fiscal 2005 should no longer be relied upon.

In connection with the restatement, management has identified and reported to the audit committee significant internal control matters that collectively constitute “material weaknesses”. Please see “Item 4. Controls and Procedures” for a description of these and previously identified matters, certain of the corrective measures that already have been implemented during fiscal 2005 and additional steps management plans to take to strengthen controls.

The following discussion provides additional information regarding these adjustments.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Revenue Adjustments

Summary

The following table is a reconciliation of revenue as previously reported to amounts as restated for the periods indicated:

	Three Months Ended August 24, 2003	Six Months Ended August 24, 2003	Three Months Ended May 30, 2004	Three Months Ended May 25, 2003
Revenue, as previously reported	$62,333	$123,654	$66,445	$61,321
Product Revenue Adjustments:
Trade-ins and upgrades	—	—	(492)	—
Deferred maintenance	(1,363)	(2,356)	(1,747)	(993)
Transfer of title and risk of loss at our Japan subsidiary	1,370	82	395	(1,288)
Contract accounting	1,586	658	(24)	(928)
Reseller transactions	1,824	1,824	(71)	—
Undelivered elements	1,451	2,501	1,640	1,050
Other	(57)	119	(50)	176
Total	4,811	2,828	(349)	(1,983)
Service Revenue Adjustments:
Recognition of deferred hardware maintenance	1,415	2,886	1,465	1,471
Other	(137)	(176)	(10)	(39)
Total	1,278	2,710	1,455	1,432

Total Revenue Restatement Adjustments	6,089	5,538	1,106	(551)

Revenue, as restated	$68,422	$129,192	$67,551	$60,770

Trade-ins and Upgrades

During fiscal 2004 and 2005, in conjunction with the planned migration from certain Continuum products to the ftServer V-series products, Stratus S. a r. l. offered various trade-in rights, upgrade rights, specified discounts and coupons to purchasers of Continuum products. These rights constitute elements of the arrangement that must be accounted for. Revenue recognition on transactions involving trade-in or upgrade rights has been deferred until such rights have lapsed or original product has been returned and related products have been delivered and all other revenue recognition criteria have been met. For coupons and specified discounts, the related amount has been deferred until such rights have lapsed or related products have been delivered.

Deferred Maintenance

When Stratus S.a r.l. sells Continuum systems, the Company provides one year of free hardware warranty with the sale. If the customer elects to purchase a service option at the time of the Continuum sale, this free hardware warranty is provided through a service offering which includes our typical software and hardware maintenance, including 24/7 remote monitoring of the system, call center support and advance parts exchange for failed parts. The Company has historically accounted for this as a warranty item with a related warranty accrual charged to cost of revenue. Since what was actually provided is more than a standard warranty would cover, the Company has determined that this should be accounted for as a separate element of revenue. As a result, the Company has reversed all previously recorded warranty expense and has deferred a portion of all Continuum product revenue transactions based on the fair value of the software and hardware maintenance. This deferred revenue has been recognized as service revenue ratably over the maintenance period, which is typically one year.

The Company also identified a transaction in which an amount less than fair value based on VSOE was allocated to maintenance. In this case, the Company has reclassified additional amounts from product revenue to service revenue for the applicable periods presented and recognized such revenue ratably over the service period.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Transfer of Title and Risk of Loss at Japan Subsidiary

The Company has identified certain transactions where title did not transfer until the customer had received and accepted the products. Accordingly, revenue for these transactions has been deferred until title has passed. The Company also identified several instances where product was delivered to resellers in Japan but the Company arranged for temporary warehousing for the product after its arrival in Japan. In these instances, risk of loss had not passed to the customer. Accordingly, the Company has delayed the recognition of revenue for these transactions until shipment from the warehouse to the reseller, or the reseller’s end-user, provided all other revenue recognition had been met.

Transactions involving these issues were confined to the Japan subsidiary.

Contract Accounting

The Company has identified certain transactions where it provided product and services to the customer where the services were essential to the functionality of the product but revenue was recognized on the product and the services separately. In such cases the Company restated related product and services revenue and recognized the entire arrangement on a percentage of completion basis as the services were performed or in the case of one transaction where records did not exist due to the age of the transaction to reliably measure the percentage of completion, upon completion the arrangement.

Reseller Transactions

The Company has identified certain reseller transactions conducted through international subsidiaries, where the Company has determined that collectibility was not probable at the time of the sale. Such transactions have been restated and recognized on a cash basis.

The Company has also identified certain transactions pertaining to a single reseller in the UK where product was sold to and retained by the reseller, the reseller had stock rotation and other return rights, and revenue was recognized upon delivery to this reseller with an allowance for estimated returns. The Company has determined that it did not meet the requirements of Statement of Financial Accounting Standard No. 48, Revenue Recognition When Rights of Return Exists, to allow for recognition of revenue upon delivery to the reseller because the Company continued to participate in the sales from the reseller to end users and, accordingly, has delayed revenue recognition for these transactions until the product was delivered to end users. The Company’s relationship with this reseller was formally terminated in Q2 of fiscal 2004. At the time of the termination, the amount of product sold to this reseller that had not been sold through to an end user was recognized based on management’s assessment that the reseller no longer had any rights of return and that the reseller had paid for the products in full and all other revenue recognition criteria had been met.

In addition, certain transactions conducted through the Company’s subsidiary in France were noted to include return rights if product was not sold through to end users. Revenue recognition on affected transactions was delayed until expiration of the related return right and all other revenue recognition criteria had been met.

During our review, the Company found no other instances where resellers had stock rotation or other similar return rights.

Undelivered Elements

The Company identified certain transactions where product was delivered over multiple periods. These transactions involved multiple product families or different configurations of similar products. The Company does not have VSOE of fair value for its products. Accordingly, the Company has deferred revenue recognition for these transactions until all products ordered were delivered, provided all other revenue recognition criteria were met.

Other Adjustments

Cost of Revenue

Cost of Revenue has been adjusted as required for the product deferrals as described above. Cost of Revenue has also been adjusted for the reversal of the warranty accrual as described in Deferred Maintenance above.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Operating Expense

In fiscal 2004, the reserve for doubtful accounts included a specific reserve for a reseller in Italy for a product receivable that had aged over 90 days and remained outstanding over several quarters. This receivable was fully paid in Q4 of fiscal 2004 but the Company did not reduce the specific reserve included in the allowance for doubtful accounts. The Company has reversed $939 of the allowance for doubtful accounts in Q404 for this item.

The net effects of all of the restatement adjustments on the statements of operations, and on the balance sheet accounts, as of the dates and for the periods indicated in the following table, are in thousands, except per share data.

The following tables present the impact of the restatements on a condensed basis for the three and six months ended August 24, 2003:

Three Months Ended August 24, 2003

Consolidated Statement of Operations Data:	As Reported	Adjustments	As Restated
Revenue	$62,333	$6,089	$68,422
Cost of revenue	30,100	3,383	33,483

Gross profit	32,233	2,706	34,939
Operating expenses	26,615	23	26,638

Profit from operations	5,618	2,683	8,301
Interest expense, net	(2,852)	—	(2,852)
Other expense, net	(37)	—	(37)

Profit before income taxes	2,729	2,683	5,412
Provision for income taxes	575	5	580

Net income	$2,154	$2,678	$4,832

Basic and diluted income per share	$0.90	$1.12	$2.01

Six Months Ended August 24, 2003

Consolidated Statement of Operations Data:	As Reported	Adjustments	As Restated
Revenue	$123,654	$5,538	$129,192
Cost of revenue	60,271	3,041	63,312

Gross profit	63,383	2,497	65,880
Operating expenses	53,452	23	53,475

Profit from operations	9,931	2,474	12,405
Interest expense, net	(5,856)	—	(5,856)
Other income, net	526	2	528

Profit before income taxes	4,601	2,476	7,077
Provision for income taxes	926	86	1,012

Net income	$3,675	$2,390	$6,065

Basic and diluted income per share	$1.53	$1.00	$2.53

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

The following tables present the impact of the restatements on a condensed basis for the three months ended May 30, 2004 and May 25, 2003:

Three Months Ended May 30, 2004

Consolidated Statement of Operations Data:	As Reported	Adjustments	As Restated
Revenue	$66,445	$1,106	$67,551
Cost of revenue	34,805	606	35,411

Gross profit	31,640	500	32,140
Operating expenses	29,598	(79)	29,519

Profit from operations	2,042	579	2,621
Interest expense, net	(5,244)	—	(5,244)
Other expense, net	(1,077)	130	(947)

Loss before income taxes	(4,279)	709	(3,570)
Provision for income taxes	499	37	536

Net loss	$(4,778)	$672	$(4,106)

Basic and diluted loss per share	$(1.99)	$0.28	$(1.71)

Three Months Ended May 25, 2003

Consolidated Statement of Operations Data:	As Reported	Adjustments	As Restated
Revenue	$61,321	$(551)	$60,770
Cost of revenue	30,171	(342)	29,829

Gross profit	31,150	(209)	30,941
Operating expenses	26,837	—	26,837

Profit from operations	4,313	(209)	4,104
Interest expense, net	(3,004)	—	(3,004)
Other income, net	563	2	565

Profit before income taxes	1,872	(207)	1,665
Provision for income taxes	351	81	432

Net income	$1,521	$(288)	$1,233

Basic and diluted income per share	$0.63	$(0.12)	$0.51

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Consolidated Balance Sheet Data

The following tables present the impact of the restatements on a condensed basis at February 29, 2004:

At February 29, 2004	As Reported	Adjustments	As Restated
Total assets	$210,438	$6,103	$216,541
Total liabilities	269,349	18,101	287,450
Accumulated deficit	(93,221)	(11,794)	(105,015)
Stockholder’s deficit	(58,911)	(11,998)	(70,909)

Cash Flows

The restatement has no impact on cash balances and no impact on cash flows from investing or financing activities. There are resulting changes to the captions within the net cash provided by operating activities on the Consolidated Statements of Cash Flows.

NOTE 4 – DERIVATIVES

In connection with the February 15, 2002 amendment of the Company’s $150,000 amended and restated credit agreement, a LIBOR floor was added to the facility. The $150,000 amended and restated credit agreement was extinguished on November 18, 2003 in connection with the recapitalization of the Company.

The following table summarizes the impact of the LIBOR Floor on the earnings of the Company for the periods presented:

	Three months ended		Six Months Ended
	August 29, 2004	August 24, 2003	August 29, 2004	August 24, 2003
		(as restated)		(as restated)
Interest expense related to LIBOR floor – included in Interest expense	$—	$(82)	$—	$(164)
Change in Fair market value of LIBOR floor – included in Other income (expense)	—	906	—	536

Total impact on earnings related to LIBOR floor	$—	$824	$—	$372

NOTE 5 - INVENTORY

The components of inventory were as follows:

	August 29, 2004	February 29, 2004
		(as restated)
Parts and assemblies	$20,229	$25,752
Work-in-process	913	760
Finished products	11,763	9,108

Total inventory	$32,905	$35,620

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

NOTE 6 - STOCK PLANS

The Company accounts for stock-based compensation granted to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the fair value of the Parent’s stock at the date of grant over the exercise price. The fair value of options granted to employees is disclosed in accordance with Statement of Financial Accounting Standards SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure an Amendment of SFAS No. 123 and SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”).

The Company did not grant any options during the six months ended August 29, 2004 or August 24, 2003 with an exercise price below fair market value on the date of grant. The weighted average fair value of options granted with an exercise price equal to the fair value of the Parent’s ordinary stock on the date of grant for the six months ended August 29, 2004 and August 24, 2003 was $0.16 and $0.14, respectively.

The following table illustrates the effect, net of tax, on net income (loss) and income (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

	Three Months Ended
	August 29, 2004	August 24, 2003
		(as restated)
Net income (loss), as reported	$(1,744)	$4,832
Add: Stock-based employee compensation expense recognized	56	228
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards	(505)	(838)

Pro forma net income (loss)	$(2,193)	$4,222

Basic and diluted income (loss) per share:
As reported	$(0.73)	$2.01
Pro forma	$(0.91)	$1.76

	Six Months Ended
	August 29, 2004	August 24, 2003
		(as restated)
Net income (loss), as reported	$(5,850)	$6,065
Add: Stock-based employee compensation expense recognized	129	456
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards	(1,037)	(1,646)

Pro forma net income (loss)	$(6,758)	$4,875

Basic and diluted income (loss) per share:
As reported	$(2.44)	$2.53
Pro forma	$(2.81)	$2.03

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

The fair value of the Company’s stock-based awards to employees for the fiscal three months and six months ended August 29, 2004 and August 24, 2003 was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Three Months Ended		Six Months Ended
	August 29, 2004	August 24, 2003	August 29, 2004	August 24, 2003
Expected life (years)	4	4	3.8	4
Volatility	0%	0%	0%	0%
Risk-free interest rate	3.3%	2.6%	2.9%	2.6%
Dividend yield	0%	0%	0%	0%

The effects on pro forma net income (loss) and income (loss) per share for the three months and six months ended August 29, 2004 and August 24, 2003 of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net income (loss) for future periods because additional stock options are expected to be granted in future periods.

NOTE 7 - NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is calculated using the weighted-average number of ordinary shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted-average number of ordinary shares outstanding during the period, plus the effect of any dilutive potential ordinary shares. The Company had no dilutive potential ordinary shares during the six months ended August 29, 2004 and August 24, 2003.

NOTE 8 - WARRANTY

The Company warrants that its products will perform in all material respects in accordance with the Company’s standard published specifications in effect at the time of delivery of the products to the customer. The Company offers product warranties ranging from 30 days to 1 year. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, whether the units are covered by service contracts, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

Changes in the Company’s product warranty liability, which is included in accrued expenses in our Consolidated Balance Sheet, are as follows:

Six Months Ended August 29, 2004
Balance at February 29, 2004 (as restated)	$556

Current period accrual	168
Amounts charged to the accrual	(265)

Balance at August 29, 2004	$459

NOTE 9 – RESTRUCTURING, ASSET IMPAIRMENT AND OTHER CHARGES

As a result of unfavorable global economic conditions and reductions in information technology spending around the world, the Company implemented restructuring programs to reduce expenses to align its operations and cost structure with market conditions in fiscal 2004, 2003 and 2002, respectively.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

The following tables summarize the activity related to the restructuring liability during the first six months of fiscal 2005 and fiscal 2004, respectively:

	Restructuring liability at February 29, 2004	Revisions to prior year plans	Net charge	Cash payments	Restructuring liability at August 29, 2004
Excess facilities charges	$90	$(10)	$(10)	$(25)	$55
Total restructuring costs	$90	$(10)	$(10)	$(25)	$55

The remaining balance at August 29, 2004 is set aside to cover charges related to closing of sales offices, and is expected to be fully utilized by the end of fiscal 2005.

	Restructuring liability at February 23, 2003	Fiscal 2004 charge	Revisions to prior year plans	Net charge	Cash payments	Restructuring liability at August 24, 2003
Severance and fringe benefits	$2,215	$827	$(116)	$711	$(2,283)	$643
Excess facilities charges	497	104	(12)	92	(234)	355
Total restructuring costs	$2,712	$931	$(128)	$803	$(2,517)	$998

NOTE 10 – INCOME TAXES

The effective tax rate of 25.2% for the first six months of fiscal 2005 was higher than the statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not benefiting taxable losses realized in the U.S. and certain other foreign jurisdictions. The effective tax rate of 14.3% for the first six months of fiscal 2004 was lower than the statutory rate primarily as a result of realizing taxable income and loss in certain low tax foreign jurisdictions.

NOTE 11 – DEBT

Debt consists of the following:

	August 29, 2004	February 29, 2004
10.375% Senior Notes due 2008	$170,000	$170,000
Note payable to Lucent Technologies	9,450	9,450
Euro loan facility	2,311	3,348

Total debt, excluding capital lease obligations	181,761	182,798
Less: current portion	(11,299)	(1,913)

Total long-term debt	$170,462	$180,885

On November 18, 2003, Stratus Technologies, Inc. (“Stratus Inc.”), a wholly-owned subsidiary of the Company incorporated in Delaware, issued in a private placement $170,000 principal amount of 10.375% Senior Notes with a maturity of December 1, 2008 (the “Old Notes”). Also on November 18, 2003, the Company entered into a $30,000 collateralized revolving credit facility with a maturity date of November 19, 2007 (the “New Credit Facility”). On September 3, 2004, Stratus Inc. consummated an exchange offer, in which the Old Notes were exchanged for new 10.375% Senior Notes (the “New Notes”). The terms of the New Notes are substantially identical to the terms of the Old Notes, except that transfer restrictions, registration rights and additional interest provisions relating to the Old Notes do not apply.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

During the first six months of fiscal 2005, the Company incurred $713 in other transaction related fees and expenses, consisting of investment banker fees, transaction fees, legal and accounting fees and other miscellaneous costs, for a cumulative amount of $10,826. Of this amount $10,567 was capitalized, of which $9,524 will be recorded as interest expense over the 5-year term of the Senior Notes and $1,043 will be recorded as interest expense over the 4-year term of the New Credit Facility.

The Exchange and Registration Rights Agreement, dated as of November 18, 2003, between Stratus Technologies, Inc. and the guarantors party thereto, on the one hand, and Goldman, Sachs & Co., JPMorgan Securities, Inc. and Fleet Securities, Inc. on the other, states that if the Company’s registration statement on Form F-4 was not declared effective by the Securities and Exchange Commission by June 15, 2004, then the Company would be required to make special interest payments to the note holders as “liquidated damages”. Because such registration statement was not declared effective until July 6, 2004, the Company was required to pay and did pay the note holders special interest in the amount of $25.5 on December 1, 2004 (the next scheduled interest payment date). Further, because Stratus Inc. did not consummate its exchange offer within thirty business days of the effectiveness date of the registration statement on Form F-4 (as required by the Exchange and Registration Rights Agreement), the Company was required to make and did make an additional special interest payment in the amount of $20.6 to the note holders on December 1, 2004.

Certain redemption and change of control features of the Senior Notes meet the definition of a derivative under SFAS 133 “Accounting for Derivatives and Hedging Activities”. In connection with the September 3, 2004 consummation of the exchange offer of the Old Notes for the New Notes, the fair value of these embedded derivatives is $7,578 on that date and will be recorded as a debt discount and a long-term liability. The debt discount will be amortized to interest expense over the remaining life of the New Notes beginning on September 3, 2004. The fair value of these derivatives will be measured at the end of each quarter and changes in the fair value will be reflected in interest expense in future periods.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Guarantor arrangements

The Company’s standard sales contracts and agreements contain infringement indemnification provisions. Pursuant to these provisions, the Company indemnifies, holds harmless and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party (generally business partners or customers) in connection with certain patent, copyright or other intellectual property infringement claims in the countries in which the Company operates by any third party with respect to the Company’s products. The term of these indemnification provisions is generally perpetually effective at the time of the sale of the product. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of August 29, 2004 and February 29, 2004, respectively.

As permitted under Luxembourg and Delaware law, the Company is permitted and has agreed to indemnify its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a Director and Officer insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. The aggregate limit on this insurance policy is $20,000. As a result of this insurance policy coverage, the Company believes the estimated fair value of these indemnification arrangements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of August 29, 2004 and February 29, 2004, respectively.

Certain of the Parent’s subsidiaries entered into an indemnity agreement with Platinum Equity, LLP (“Platinum”) as part of the purchase of Cemprus LLC (“Cemprus”). Under the indemnity agreement, the subsidiaries agree to indemnify Platinum against certain claims arising after the Company’s purchase of Cemprus. The indemnification obligations are limited to claims respecting certain obligations of Platinum under its Cemprus acquisition agreement with Lucent Technologies, Inc., certain related Platinum guarantees associated with that transaction and a certain letter agreement with Hewlett-Packard for certain product and license agreements between Cemprus and Hewlett-Packard. The Company has never incurred costs to defend lawsuits or settle claims related to these agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of August 29, 2004 and February 29, 2004, respectively.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

NOTE 13 – STOCKHOLDER’S EQUITY

The Company’s authorized and outstanding capital consists of 2,400,501 ordinary shares, $30 par value. Each share is owned directly by its Parent, Stratus SA.

NOTE 14 – COMPREHENSIVE INCOME (LOSS)

The components of comprehensive income (loss), net of tax, were as follows:

	Three Months Ended		Six Months Ended
	August 29, 2004	August 24, 2003	August 29, 2004	August 24, 2003
		(as restated)		(as restated)
Net income (loss)	$(1,744)	$4,832	$(5,850)	$6,065
Other comprehensive income (loss), net of tax:
Foreign currency translation	212	(322)	10	(266)
Net gain on derivative instruments	—	—	—	359
Unrealized gain on available for sale securities	—	25	16	25

Total comprehensive income (loss)	$(1,532)	$4,535	$(5,824)	$6,183

NOTE 15 - SEGMENT INFORMATION

The Company’s reportable segments are product and service lines of business. The segments are evaluated based on consolidated gross margin. Product and service revenue is also reviewed by geography. The Company does not maintain segment assets. There are no inter-segment revenues. As of August 29, 2004, the Company had operations in 18 countries, including the United States, and its products and services were sold throughout the world.

Revenues from external customers and gross profits by segment were as follows:

	Six Months Ended
	August 29, 2004	August 24, 2003
		(as restated)
Product revenues	$57,324	$52,398
Service revenues	79,666	76,794

Total revenues	$136,990	$129,192

Product gross profit	$22,763	$22,485
Service gross profit	43,461	44,399
Other	(1,004)	(1,004)

Total gross profit	$65,220	$65,880

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

NOTE 16 – CONSOLIDATING CONDENSED FINANCIAL STATEMENTS

On September 3, 2004, Stratus Inc. consummated an exchange offer, in which its Old Notes (see note 11) were exchanged for New Notes. The New Notes are unsecured and subordinated obligations of Stratus Inc. that are jointly and severally, fully and unconditionally guaranteed by Stratus S.à r.l. and seven of its wholly-owned (except for shares owned by local entities to comply with the minimum requirements of local law) subsidiaries: Stratus Equity S.à r.l., SRA Technologies Cyprus Limited., Stratus Technologies Bermuda Limited., Stratus Technologies Ireland Limited, Stratus Research & Development Ltd., Cemprus Technologies, Inc., and Cemprus, LLC (“Guarantor Subsidiaries”).

Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Company and its subsidiaries, could limit Stratus Inc.’s ability to obtain cash for the purpose of meeting the debt service obligations, including payment of principal and interest on the New Notes. The holders of the New Notes are direct creditors of Stratus Inc., the Company and the Company’s principal direct subsidiaries by virtue of the guarantees. The Company has indirect subsidiaries located primarily in Europe and Asia (“Non-Guarantor Subsidiaries”) that are not included among the Guarantor Subsidiaries, and such subsidiaries are not obligated with respect to the New Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Company, including the holders of the New Notes.

Consolidating condensed financial information is presented below.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

CONSOLIDATING CONDENSED BALANCE SHEETS

As of August 29, 2004 (Unaudited)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$315	$3,242	$10,736	$7,535	$—	$21,828
Accounts receivable, net	—	55,693	31,612	21,087	(45,558)	62,834
Receivable from Parent	—	1,372	—	1,078	(2,450)	—
Inventory	62	20,180	7,353	16,803	(11,493)	32,905
Deferred income taxes	—	—	—	988	—	988
Prepaid expenses and other current assets	27	1,520	281	3,031	—	4,859

Total current assets	404	82,007	49,982	50,522	(59,501)	123,414
Property, plant and equipment, net	—	29,388	9,995	4,087	(4,928)	38,542
Intangible assets, net	—	621	25,482	—	—	26,103
Goodwill	—	1,215	1,714	671	—	3,600
Long-term intercompany receivable	56,310	103,125	20,000	—	(179,435)	—
Investment in subsidiaries	6,096	18,611	5,951	—	(30,658)	—
Deferred income taxes	—	—	—	1,314	—	1,314
Other assets	—	5,837	5,134	1,404	—	12,375

Total assets	$62,810	$240,804	$118,258	$57,998	$(274,522)	$205,348

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$—	$11,299	$—	$—	$11,299
Accounts payable	20,334	6,033	33,490	4,662	(45,555)	18,964
Payable to Parent	3,050	—	20	—	(2,450)	620
Accrued expenses	2,479	12,291	4,538	8,077	41	27,426
Income taxes payable	1,214	6,383	426	275	(408)	7,890
Deferred revenue	222	270	24,925	17,735	—	43,152

Total current liabilities	27,299	24,977	74,698	30,749	(48,372)	109,351
Long-term debt	—	170,000	462	—	—	170,462
Long-term intercompany payable	38,125	—	140,703	607	(179,435)	—
Deferred revenue and other liabilities	—	1,267	872	—	—	2,139

Total liabilities	65,424	196,244	216,735	31,356	(227,807)	281,952
Stockholder’s equity (deficit):
Ordinary stock	72,015	20,000	2,376	9,412	(31,788)	72,015
Additional paid-in capital	35,000	46,583	29,956	8,840	(53,242)	67,137
Deferred compensation	—	(106)	—	—	—	(106)
Accumulated deficit	(109,594)	(21,907)	(26,904)	9,237	38,303	(110,865)
Accumulated other comprehensive loss	—	(10)	(27)	(847)	12	(872)
Preferred shares held in Parent (Stratus SA)	—	—	(58,700)	—	—	(58,700)
Ordinary shares held in Parent (Stratus SA)	(35)	—	(45,178)	—	—	(45,213)

Total stockholder’s equity (deficit)	(2,614)	44,560	(98,477)	26,642	(46,715)	(76,604)

Total liabilities and stockholder’s equity (deficit)	$62,810	$240,804	$118,258	$57,998	$(274,522)	$205,348

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

CONSOLIDATING CONDENSED BALANCE SHEETS (RESTATED)

As of February 29, 2004

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$186	$193	$17,120	$5,599	$—	$23,098
Accounts receivable, net	2	59,693	30,924	21,862	(49,518)	62,963
Receivable from Parent	—	1,372	—	1,075	(2,447)	—
Inventory	62	19,656	10,085	13,848	(8,031)	35,620
Deferred income taxes	—	—	—	1,002	—	1,002
Income taxes receivable	—	—	—	437	(437)	—
Prepaid expenses and other current assets	45	2,474	177	2,763	(2)	5,457

Total current assets	295	83,388	58,306	46,586	(60,435)	128,140
Property, plant and equipment, net	—	33,144	10,369	5,429	(6,792)	42,150
Intangible assets, net	—	457	28,708	—	—	29,165
Goodwill	—	1,215	1,714	688	—	3,617
Long-term intercompany receivable	56,326	106,439	19,857	—	(182,622)	—
Investment in subsidiaries	10,250	17,221	5,945	—	(33,416)	—
Deferred income taxes	—	—	—	1,351	—	1,351
Other assets	—	5,759	4,491	1,868	—	12,118

Total assets	$66,871	$247,623	$129,390	$55,922	$(283,265)	$216,541

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$—	$—	$1,913	$—	$—	$1,913
Accounts payable	18,724	8,034	37,313	7,195	(49,501)	21,765
Payable to Parent	3,100	—	17	—	(2,447)	670
Accrued expenses	2,509	14,113	5,044	9,074	42	30,782
Income taxes payable	955	6,431	340	—	(794)	6,932
Deferred revenue	222	3,259	25,691	13,833	—	43,005

Total current liabilities	25,510	31,837	70,318	30,102	(52,700)	105,067
Long-term debt	—	170,000	10,885	—	—	180,885
Long-term intercompany payable	38,125	—	143,873	616	(182,614)	—
Deferred revenue and other liabilities	—	1,203	295	—	—	1,498

Total liabilities	63,635	203,040	225,371	30,718	(235,314)	287,450
Stockholder’s equity (deficit):
Ordinary stock	72,015	20,000	2,377	9,412	(31,789)	72,015
Additional paid-in capital	35,000	46,499	29,941	8,818	(53,242)	67,016
Deferred compensation	—	(114)	—	—	—	(114)
Accumulated deficit	(103,744)	(21,792)	(24,394)	7,847	37,068	(105,015)
Accumulated other comprehensive loss	—	(10)	(27)	(873)	12	(898)
Preferred shares held in Parent (Stratus SA)	—	—	(58,700)	—	—	(58,700)
Ordinary shares held in Parent (Stratus SA)	(35)	—	(45,178)	—	—	(45,213)

Total stockholder’s equity (deficit)	3,236	44,583	(95,981)	25,204	(47,951)	(70,909)

Total liabilities and stockholder’s equity (deficit)	$66,871	$247,623	$129,390	$55,922	$(283,265)	$216,541

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

For the fiscal three-month period ended August 29, 2004

(Unaudited)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$—	$13,458	$21,200	$13,759	$(19,050)	$29,367
Service	—	9,367	36,951	12,332	(18,578)	40,072
Intercompany revenue	—	17,496	3,014	1,033	(21,543)	—

Total revenue	—	40,321	61,165	27,124	(59,171)	69,439

Product	—	9,106	13,173	9,258	(14,931)	16,606
Service	17	8,811	18,774	10,967	(19,318)	19,251
Intercompany cost of revenue	—	—	20,631	510	(21,141)	—
Amortization of intangibles	—	—	502	—	—	502

Total cost of revenue	17	17,917	53,080	20,735	(55,390)	36,359

Gross profit (loss)	(17)	22,404	8,085	6,389	(3,781)	33,080

OPERATING EXPENSES
Research and development	—	10,355	2,401	—	(541)	12,215
Sales and marketing	—	6,557	—	5,747	(295)	12,009
General and administrative	15	3,694	36	54	—	3,799
Amortization of intangibles	—	—	1,150	—	—	1,150

Total operating expenses	15	20,606	3,587	5,801	(836)	29,173

Profit (loss) from operations	(32)	1,798	4,498	588	(2,945)	3,907
Interest income	—	2	16	11	—	29
Interest expense	—	(4,757)	(484)	3	—	(5,238)
Interest income (expense), intercompany	(683)	2,615	(1,925)	(7)	—	—
Other income (expense), net	62	140	(1)	(12)	9	198
Other income (expense), intercompany	—	—	(747)	747	—	—

Profit (loss) before income taxes	(653)	(202)	1,357	1,330	(2,936)	(1,104)
Provision (benefit) for income taxes	—	48	317	291	(16)	640
Equity in profit (loss) in subsdiaries	(1,091)	1,039	—	—	52	—

Net income (loss)	$(1,744)	$789	$1,040	$1,039	$(2,868)	$(1,744)

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS (RESTATED)

For the fiscal three-month period ended August 24, 2003

(Unaudited)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$(23)	$7,428	$13,857	$15,197	$(6,879)	$29,580
Service	—	8,346	36,078	9,028	(14,610)	38,842
Intercompany revenue	—	13,754	—	1,123	(14,877)	—

Total revenue	(23)	29,528	49,935	25,348	(36,366)	68,422

Product	—	1,448	11,023	8,921	(4,684)	16,708
Service	—	8,118	15,483	8,228	(15,556)	16,273
Intercompany cost of revenue	—	—	15,025	—	(15,025)	—
Amortization of intangibles	—	—	502	—	—	502

Total cost of revenue	—	9,566	42,033	17,149	(35,265)	33,483

Gross profit (loss)	(23)	19,962	7,902	8,199	(1,101)	34,939

OPERATING EXPENSES
Research and development	—	10,070	164	—	196	10,430
Sales and marketing	—	6,199	—	5,298	(161)	11,336
General and administrative	16	2,635	31	55	—	2,737
Amortization of intangibles	—	—	1,150	—	—	1,150
Restructuring charges	—	—	(10)	807	—	797
Intercompany	—	(195)	204	(9)	—	—
Management fees	112	76	—	—	—	188

Total operating expenses	128	18,785	1,539	6,151	35	26,638

Profit (loss) from operations	(151)	1,177	6,363	2,048	(1,136)	8,301
Interest income	—	7	12	10	—	29
Interest expense	—	(2,587)	(287)	(7)	—	(2,881)
Interest income (expense), intercompany	387	308	(688)	(7)	—	—
Other income (expense), net	(101)	581	(496)	(6)	(15)	(37)
Other income (expense), intercompany	—	—	878	(878)	—	—

Profit (loss) before income taxes	135	(514)	5,782	1,160	(1,151)	5,412
Provision for income taxes	—	37	388	346	(191)	580
Equity in profit (loss) in subsdiaries	4,697	814	—	—	(5,511)	—

Net income (loss)	$4,832	$263	$5,394	$814	$(6,471)	$4,832

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

For the fiscal six-month period ended August 29, 2004

(Unaudited)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$—	$23,724	$40,090	$25,972	$(32,462)	$57,324
Service	—	17,098	73,698	23,730	(34,860)	79,666
Intercompany revenue	—	35,207	3,001	2,161	(40,369)	—

Total revenue	—	76,029	116,789	51,863	(107,691)	136,990

Product	(10)	16,196	28,425	18,123	(28,173)	34,561
Service	17	16,071	35,270	21,794	(36,947)	36,205
Intercompany cost of revenue	—	—	38,711	1,047	(39,758)	—
Amortization of intangibles	—	—	1,004	—	—	1,004

Total cost of revenue	7	32,267	103,410	40,964	(104,878)	71,770

Gross profit (loss)	(7)	43,762	13,379	10,899	(2,813)	65,220

OPERATING EXPENSES
Research and development	—	20,867	4,654	—	(632)	24,889
Sales and marketing	185	12,942	—	11,709	(554)	24,282
General and administrative	119	6,900	93	120	(1)	7,231
Amortization of intangibles	—	—	2,300	—	—	2,300
Restructuring charges	—	(10)	—	—	—	(10)

Total operating expenses	304	40,699	7,047	11,829	(1,187)	58,692

Profit (loss) from operations	(311)	3,063	6,332	(930)	(1,626)	6,528
Interest income	—	4	30	23	—	57
Interest expense	—	(9,533)	(968)	(9)	—	(10,510)
Interest income (expense), intercompany	(1,366)	5,258	(3,878)	(14)	—	—
Other income (expense), net	(19)	(201)	(591)	15	47	(749)
Other income (expense), intercompany	—	—	(2,899)	2,899	—	—

Profit (loss) before income taxes	(1,696)	(1,409)	(1,974)	1,984	(1,579)	(4,674)
Provision for income taxes	—	96	536	594	(50)	1,176
Equity in profit (loss) in subsdiaries	(4,154)	1,390	—	—	2,764	—

Net income (loss)	$(5,850)	$(115)	$(2,510)	$1,390	$1,235	$(5,850)

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS (RESTATED)

For the fiscal six-month period ended August 24, 2003

(Unaudited)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
REVENUE
Product	$(23)	$19,909	$32,153	$25,220	$(24,861)	$52,398
Service	—	16,729	71,802	18,328	(30,065)	76,794
Intercompany revenue	—	30,600	—	1,434	(32,034)	—

Total revenue	(23)	67,238	103,955	44,982	(86,960)	129,192

	—	—	—	—	—
Product	—	11,370	24,260	15,605	(21,322)	29,913
Service	—	16,142	31,587	16,965	(32,299)	32,395
Intercompany cost of revenue	—	—	32,182	—	(32,182)	—
Amortization of intangibles	—	—	1,004	—	—	1,004

Total cost of revenue	—	27,512	89,033	32,570	(85,803)	63,312

Gross profit (loss)	(23)	39,726	14,922	12,412	(1,157)	65,880

OPERATING EXPENSES
Research and development	—	20,412	2,016	—	105	22,533
Sales and marketing	—	11,521	—	10,463	(295)	21,689
General and administrative	26	5,498	60	97	(1)	5,680
Amortization of intangibles	—	—	2,394	—	—	2,394
Restructuring charges	—	—	(7)	810	—	803
Intercompany	—	(381)	410	(29)	—	—
Management fees	225	151	—	—	—	376

Total operating expenses	251	37,201	4,873	11,341	(191)	53,475

Profit (loss) from operations	(274)	2,525	10,049	1,071	(966)	12,405
Interest income	—	11	20	21	—	52
Interest expense	—	(5,308)	(582)	(18)	—	(5,908)
Interest income (expense), intercompany	774	755	(1,514)	(15)	—	—
Other income (expense), net	210	675	(237)	(105)	(15)	528
Other income (expense), intercompany	—	—	(758)	758	—	—

Profit (loss) before income taxes	710	(1,342)	6,978	1,712	(981)	7,077
Provision for income taxes	—	75	568	545	(176)	1,012
Equity in profit (loss) in subsdiaries	5,355	1,167	—	—	(6,522)	—

Net income (loss)	$6,065	$(250)	$6,410	$1,167	$(7,327)	$6,065

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

For the fiscal six-month period ended August 29, 2004

(Unaudited)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
OPERATING ACTIVITIES

Cash flows from operating activities:
Net income (loss)	$(5,850)	$(115)	$(2,510)	$1,390	$1,235	$(5,850)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	8,567	4,074	2,081	(2,395)	12,327
Amortization of deferred financing costs	—	675	442	—	—	1,117
Stock-based compensation	—	91	15	23	—	129
Provision for doubtful accounts	—	325	(173)	(389)	—	(237)
Inventory reserve provision	(10)	3,259	(399)	(91)	(1,061)	1,698
Loss on retirement of property and equipment	—	927	—	—	(458)	469
Equity in profit (loss) subsidiaries	4,154	(1,390)	—	—	(2,764)	—
Changes in assets and liabilities, net of the effect of the acquisition:
Accounts receivable	6	(289)	(515)	540	—	(258)
Inventory	10	(4,154)	3,130	(2,879)	4,658	765
Prepaid expenses and other current assets	3	919	(102)	(237)	—	583
Accounts payable	184	(2,000)	(687)	(884)	—	(3,387)
Payable to Parent	1,387	6,982	(6,128)	(2,269)	(22)	(50)
Accrued expenses	(30)	(1,540)	(765)	(679)	(1)	(3,015)
Income taxes payable	275	(49)	(231)	805	(50)	750
Deferred revenue	—	(2,990)	100	4,480	—	1,590
Other long-term assets and liabilities	—	533	39	322	—	894

Net cash provided by (used in) operating activities	129	9,751	(3,710)	2,213	(858)	7,525

INVESTING ACTIVITIES

Cash flows from investing activities:
Acquisition of property and equipment	—	(5,482)	(333)	(391)	858	(5,348)
Capitalized software	—	—	(1,182)	—	—	(1,182)
Other long-term assets	—	—	(124)	—	—	(124)

Net cash provided by (used) in investing activities	—	(5,482)	(1,639)	(391)	858	(6,654)

FINANCING ACTIVITIES

Cash flows from financing activities:
Deferred financing fees	—	(1,220)	—	—	—	(1,220)
Payments on long-term debt	—	—	(931)	—	—	(931)

Net cash used in financing activities	—	(1,220)	(931)	—	—	(2,151)
Effect of exchange rate changes on cash	—	—	(104)	114	—	10

Net increase (decrease) in cash and cash equivalents	129	3,049	(6,384)	1,936	—	(1,270)
Cash and cash equivalents at beginning of period	186	193	17,120	5,599	—	23,098

Cash and cash equivalents at end of period	$315	$3,242	$10,736	$7,535	$—	$21,828

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS (RESTATED)

For the fiscal six-month period ended August 24, 2003

(Unaudited)

	Stratus S.à.r.l.	Stratus Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
OPERATING ACTIVITIES

Cash flows from operating activities:
Net income (loss)	$6,065	$(250)	$6,410	$1,167	$(7,327)	$6,065
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	8,091	4,589	2,214	(2,372)	12,522
Amortization of deferred financing costs	—	825	—	—	—	825
Stock-based compensation	—	381	46	29	—	456
Restructuring charges	—	—	—	655	—	655
Deferred income taxes	—	—	(139)	(240)	—	(379)
Provision for doubtful accounts	—	—	55	—	—	55
Inventory reserve provision	—	1,839	238	(239)	(533)	1,305
Loss on retirement of property and equipment	—	649	—	—	—	649
Equity in profit (loss) subsidiaries	(5,355)	(1,167)	—	—	6,522	—
Changes in assets and liabilities, net of the effect of the acquisition:
Accounts receivable	33	4,219	(6,239)	5,190	(2,020)	1,183
Inventory	15	(2,808)	307	319	2,728	561
Prepaid expenses and other current assets	227	490	142	(534)	5	330
Accounts payable	(38)	(2,361)	(910)	(1,432)	2,020	(2,721)
Payable to Parent	(699)	4,035	(3,960)	1,017	(5)	388
Accrued expenses	(393)	(4,557)	(3,962)	(3,485)	3	(12,394)
Income taxes payable	(56)	(143)	108	(543)	706	72
Deferred revenue	46	(1,338)	1,052	(2,352)	—	(2,592)
Other long-term assets and liabilities	—	(304)	223	295	(883)	(669)

Net cash provided by (used in) operating activities	(155)	7,601	(2,040)	2,061	(1,156)	6,311

INVESTING ACTIVITIES

Cash flows from investing activities:
Acquisition of property and equipment	—	(6,138)	(665)	(1,604)	1,159	(7,248)
Acquisition of business, net of cash acquired	—	—	(1,126)	—	—	(1,126)
Payment of acquisition costs	—	—	(176)	—	—	(176)

Net cash provided by (used) in investing activities	—	(6,138)	(1,967)	(1,604)	1,159	(8,550)

FINANCING ACTIVITIES

Cash flows from financing activities:
Issuance of ordinary stock	—	—	3	—	(3)	—
Net proceeds from issuance of short-term debt	—	1,000	—	—	—	1,000
Payments on long-term debt	—	(4,420)	(691)	—	—	(5,111)

Net cash used in financing activities	—	(3,420)	(688)	—	(3)	(4,111)
Effect of exchange rate changes on cash	—	—	—	(990)	—	(990)

Net (decrease) in cash and cash equivalents	(155)	(1,957)	(4,695)	(533)	—	(7,340)
Cash and cash equivalents at beginning of period	290	2,177	9,305	4,672	—	16,444

Cash and cash equivalents at end of period	$135	$220	$4,610	$4,139	$—	$9,104

The accompanying notes are an integral part of these consolidating financial statements.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Stratus Technologies International, S.à r.l. (“Stratus S.à r.l.” or “the Company”) is a wholly-owned subsidiary of Stratus Technologies Group, S.A. (“Stratus SA” or the “Parent”). The terms “the Company”, “we”, “our” and “us” refer to Stratus Technologies International, S.à r.l. and its consolidated subsidiaries, unless otherwise specified.

The following discussion and analysis by management of our operating and financial results should be read in conjunction with our consolidated financial statements. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth below. Our consolidated financial statements and the financial information discussed below have been prepared in accordance with accounting principles generally accepted in the United States. Immaterial differences between numbers contained in the tables and in our unaudited financial statements are due to rounding.

Statements contained in this section which are not historical statements constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Generally, the words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “project”, “seek”, “continue”, “will”, “may”, “could” and similar expressions identify forward-looking statements. Although we believe that the plans, intentions and expectations reflected in such statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to:

•	the continued acceptance of our products by the market;

•	our ability to enter into new service agreements and to retain customers under existing service contracts;

•	our ability to source quality components and key technologies without interruption and at acceptable prices;

•	our reliance on sole source manufacturers and suppliers;

•	the presence of existing competitors and the emergence of new competitors;

•	our financial condition and liquidity and our leverage and debt service obligations;

•	economic conditions globally and in our most important markets;

•	developments in the fault-tolerant and high-availability server markets;

•	claims by third parties that we infringe upon their intellectual property rights;

•	our success in adequately protecting our intellectual property rights;

•	our success in maintaining efficient manufacturing and logistics operations;

•	our ability to recruit, retain and develop appropriately skilled employees;

•	exposure for systems and service failures;

•	fluctuations in exchange rates;

•	our ability to mitigate and correct weaknesses in our internal controls;

•	current risks of terrorist activity and acts of war; and

•	the impact of changes in policies, laws, regulations or practices of foreign governments on our international operations.

Current information in this quarterly report has been updated to August 29, 2004, and Stratus undertakes no duty to further update this information. All other information contained herein is presented as of the specific date noted and has not been updated since that time.

The foregoing list of important factors is not all-inclusive.

Overview

We are a global provider of computer servers, technologies and services focused in the fault-tolerant server market. Our customers, who include some of the most recognizable companies in the world, purchase Stratus servers and support services for their critical computer-based operations that are required to be continuously available for the proper functioning of their businesses. Since the introduction of out latest server line in June 2001, we continue to broaden our customer base considerably in the high-availability server market, which is expected to grow rapidly, by offering the superior performance of continuous availability combined with operational simplicity at cost-effective prices.

We currently provide two lines of fault-tolerant servers, the Continuum® system family and the ftServer® system family, each of which is supported by a technologically advanced worldwide service offering.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

•	Product revenue consists primarily of revenue generated from the sale of our servers, which include our proprietary and other operating systems. Product revenue for the first six months of fiscal 2005 increased by 9.4% to $57.3 million from $52.4 million for the first six months of fiscal 2004. Included in this increase was $2.0 million related to favorable foreign exchange rate movement. Although we are seeing signs of growth in our business, the economic outlook is still uncertain. We believe that technology spending by large companies has been improving over the past 12 months, however, we cannot predict for how long, and to what extent, the improvement in the market for technology spending will continue. When the market does improve significantly, we cannot predict the extent to which the demand for our servers will increase. We expect our future product revenue growth largely to derive from sales of ftServer systems, which support the Microsoft Windows® operating system, Linux operating system and our own proprietary VOS® operating system. In the first half of fiscal 2005 we introduced the ftServer T-Series, which is our fault tolerant server for the telecommunications market and uses Linux as the operating system. In addition, we plan to continue to generate product sales from our installed base by offering products that provide our customers with the opportunity to migrate from our Continuum system by porting our proprietary VOS® operating system to the ftServer V-Series. The V-Series was made available for sale during the second quarter of fiscal 2005. This important milestone in our efforts to port the VOS operating system to the Intel based ftServer system platform will enable our Continuum system customers to leverage their investments in their applications written on VOS and continue to achieve performance improvements as their businesses grow by migrating to the ftServer V-Series system, thereby extending the longevity of our Continuum system customer base. We also intend to leverage our current installed base through add-on sales and upgrades of the current Continuum platform.

•	Service revenue consists of revenue primarily generated from our customer support activities, which consist of maintenance contracts for which revenue typically is recognized ratably over the contractual period, one-time services such as part repair, time and materials activities, installation, education and professional consulting services. Service revenue for the first six months of fiscal 2005 increased by 3.8% to $79.7 million from $76.8 million for the first six months of fiscal 2004. Included in this increase was $3.2 million related to favorable foreign exchange rate movement.

The table set forth below shows our consolidated revenue for each of our product lines and our service offering:

	Three Months Ended		Six Months Ended
	August 29, 2004	August 24, 2003	August 29, 2004	August 24, 2003
		(as restated)		(as restated)
	(in millionsUSD)
Continuum products	$13.6	$16.9	$28.7	$31.6
ftServer products	15.7	12.7	28.6	20.8

Total product revenue	29.3	29.6	57.3	52.4
Service revenue	40.1	38.8	79.7	76.8

Total revenue	$69.4	$68.4	$137.0	$129.2

Restatement of Consolidated Financial Statements

On August 19, 2004, Stratus S.a r.l. filed a Form 6-K with the Securities and Exchange Commission (“SEC”), announcing that the Company had identified certain issues related to the timing of the recording of revenue from certain customer transactions which might affect the Company’s financial statements for fiscal 2004 and the first quarter of fiscal 2005 and that the Company was working to conduct a detailed review of prior period revenue transactions. On October 7, 2004, the Company announced that it was postponing the release of financial results for the quarter ended August 29, 2004 pending the completion of the review of second quarter and prior period revenue transactions and the restatement of our historical financial results. On December 21, 2004, the Company filed a Form 6-K with the SEC announcing financial results for the second quarter of fiscal year 2005 and the results of the restatement.

The review initially focused on transactions that included sales of the new V-series ftServer in conjunction with sales of Continuum products because the Company found instances where transactions with customers included both products or included rights to upgrade purchases of Continuum product through coupons, trade-ins or specified future purchases. In conducting the review, the Company discovered revenue recognition issues unrelated to the upgrade transactions and expanded the scope of the review to address such issues.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

During the course of the review, the Company determined that the accounting with respect to certain prior period transactions required adjustment. As a result, the Company has restated its consolidated financial statements for fiscal years 2000 through 2004, the first quarter of fiscal year 2005, the first and second quarters of fiscal year 2004 and the six months ended August 24, 2003. The Company expects to issue an amended and restated annual report for the fiscal years ended February 29, 2004, February 23, 2003 and February 24, 2002 during March of 2005. The restated financial statements will include a number of adjustments, the largest of which relate to adjustments to revenue, cost of revenue, deferred revenue, inventory and accrued warranty expenses and the resulting impact of these adjustments on the tax accounts. Adjustments to revenue, unless specifically described below, result primarily from revenue that had been previously recognized upon delivery that is now being deferred and recognized in subsequent periods. Adjustments to inventory and accrued expenses are primarily to increase or decrease levels previously reported as a result of the deferral in revenue and to account for hardware maintenance as a service rather than a warranty cost, respectively.

The unaudited consolidated financial statements in this report for the first quarter of fiscal 2005, which ended May 30, 2004, also include significant adjustments to the previously reported results. The Company does not intend to prepare and issue a separate restatement of the consolidated financial statements for the quarter ended May 30, 2004. The consolidated financial statements and related consolidated financial information contained in previous reports for fiscal 2000 through 2004 and the first quarter of fiscal 2005 should no longer be relied upon.

In connection with the restatement, management has identified and reported to the audit committee significant internal control matters that collectively constitute “material weaknesses”. Please see “Item 4. Controls and Procedures” for a description of these and previously identified matters, certain of the corrective measures that already have been implemented during fiscal 2005 and additional steps management plans to take to strengthen controls.

The following discussion provides additional information regarding these adjustments.

Revenue Adjustments

Summary

The following table is a reconciliation of revenue as previously reported to amounts as restated for the periods indicated (in thousands USD):

	Three Months Ended August 24, 2003	Six Months Ended August 24, 2003	Three Months Ended May 30, 2004	Three Months Ended May 25, 2003
Revenue, as previously reported	$62,333	$123,654	$66,445	$61,321
Product Revenue Adjustments:
Trade-ins and upgrades	—	—	(492)	—
Deferred maintenance	(1,363)	(2,356)	(1,747)	(993)
Transfer of title and risk of loss at our Japan subsidiary	1,370	82	395	(1,288)
Contract accounting	1,586	658	(24)	(928)
Reseller transactions	1,824	1,824	(71)	—
Undelivered elements	1,451	2,501	1,640	1,050
Other	(57)	119	(50)	176
Total	4,811	2,828	(349)	(1,983)
Service Revenue Adjustments:
Recognition of deferred hardware maintenance	1,415	2,886	1,465	1,471
Other	(137)	(176)	(10)	(39)
Total	1,278	2,710	1,455	1,432

Total Revenue Restatement Adjustments	6,089	5,538	1,106	(551)

Revenue, as restated	$68,422	$129,192	$67,551	$60,770

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Trade-ins and Upgrades

During fiscal 2004 and 2005, in conjunction with the planned migration from certain Continuum products to the ftServer V-series products, Stratus S. a r. l. offered various trade-in rights, upgrade rights, specified discounts and coupons to purchasers of Continuum products. These rights constitute elements of the arrangement that must be accounted for. Revenue recognition on transactions involving trade-in or upgrade rights has been deferred until such rights have lapsed or original product has been returned and related products have been delivered and all other revenue recognition criteria have been met. For coupons and specified discounts, the related amount has been deferred until such rights have lapsed or related products have been delivered.

Deferred Maintenance

When Stratus S.a r.l. sells Continuum systems, the Company provides one year of free hardware warranty with the sale. If the customer elects to purchase a service option at the time of the Continuum sale, this free hardware warranty is provided through a service offering which includes our typical software and hardware maintenance, including 24/7 remote monitoring of the system, call center support and advance parts exchange for failed parts. The Company has historically accounted for this as a warranty item with a related warranty accrual charged to cost of revenue. Since what was actually provided is more than a standard warranty would cover, the Company has determined that this should be accounted for as a separate element of revenue. As a result, the Company has reversed all previously recorded warranty expense and has deferred a portion of all Continuum product revenue transactions based on the fair value of the software and hardware maintenance. This deferred revenue has been recognized as service revenue ratably over the maintenance period, which is typically one year.

The Company also identified a transaction in which an amount less than fair value based on VSOE was allocated to maintenance. In this case, the Company has reclassified additional amounts from product revenue to service revenue for the applicable periods presented and recognized such revenue ratably over the service period.

Transfer of Title and Risk of Loss at Japan Subsidiary

The Company has identified certain transactions where title did not transfer until the customer had received and accepted the products. Accordingly, revenue for these transactions has been deferred until title has passed. The Company also identified several instances where product was delivered to resellers in Japan but the Company arranged for temporary warehousing for the product after its arrival in Japan. In these instances, risk of loss had not passed to the customer. Accordingly, the Company has delayed the recognition of revenue for these transactions until shipment from the warehouse to the reseller, or the reseller’s end-user, provided all other revenue recognition had been met.

Transactions involving these issues were confined to the Japan subsidiary.

Contract Accounting

The Company has identified certain transactions where it provided product and services to the customer where the services were essential to the functionality of the product but revenue was recognized on the product and the services separately. In such cases the Company restated related product and services revenue and recognized the entire arrangement on a percentage of completion basis as the services were performed or in the case of one transaction where records did not exist due to the age of the transaction to reliably measure the percentage of completion, upon completion the arrangement.

Reseller Transactions

The Company has identified certain reseller transactions conducted through international subsidiaries, where the Company has determined that collectibility was not probable at the time of the sale. Such transactions have been restated and recognized on a cash basis.

The Company has also identified certain transactions pertaining to a single reseller in the UK where product was sold to and retained by the reseller, the reseller had stock rotation and other return rights, and revenue was recognized upon delivery to this reseller with an allowance for estimated returns. The Company has determined that it did not meet the requirements of Statement of Financial Accounting Standard No. 48, Revenue Recognition When Rights of Return Exists, to allow for recognition of revenue upon delivery to the reseller because the Company continued to participate in the sales from the reseller to end users and, accordingly, has delayed revenue recognition for these transactions until the product was delivered to end users. The Company’s relationship with this reseller was formally terminated in Q2 of fiscal 2004. At the time of the termination, the amount of product sold to this reseller that had not been sold through to an end user was recognized based on management’s assessment that the reseller no longer had any rights of return and that the reseller had paid for the products in full and all other revenue recognition criteria had been met.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

In addition, certain transactions conducted through the Company’s subsidiary in France were noted to include return rights if product was not sold through to end users. Revenue recognition on affected transactions was delayed until expiration of the related return right and all other revenue recognition criteria had been met.

During our review, the Company found no other instances where resellers had stock rotation or other similar return rights.

Undelivered Elements

The Company identified certain transactions where product was delivered over multiple periods. These transactions involved multiple product families or different configurations of similar products. The Company does not have VSOE of fair value for its products. Accordingly, the Company has deferred revenue recognition for these transactions until all products ordered were delivered, provided all other revenue recognition criteria were met.

Other Adjustments

Cost of Revenue

Cost of Revenue has been adjusted as required for the product deferrals as described above. Cost of Revenue has also been adjusted for the reversal of the warranty accrual as described in Deferred Maintenance above.

Operating Expense

In fiscal 2004, the reserve for doubtful accounts included a specific reserve for a reseller in Italy for a product receivable that had aged over 90 days and remained outstanding over several quarters. This receivable was fully paid in Q4 of fiscal 2004 but the Company did not reduce the specific reserve included in the allowance for doubtful accounts. The Company has reversed $939 of the allowance for doubtful accounts in Q404 for this item.

The net effects of all of the restatement adjustments on the statements of operations, and on the balance sheet accounts, as of the dates and for the periods indicated in the following table, are in thousands, except per share data.

The following tables present the impact of the restatements on a condensed basis for the three and six months ended August 24, 2003 (in thousands USD):

Three Months Ended August 24, 2003

Consolidated Statement of Operations Data:	As Reported	Adjustments	As Restated
Revenue	$62,333	$6,089	$68,422
Cost of revenue	30,100	3,383	33,483

Gross profit	32,233	2,706	34,939
Operating expenses	26,615	23	26,638

Profit from operations	5,618	2,683	8,301
Interest expense, net	(2,852)	—	(2,852)
Other expense, net	(37)	—	(37)

Profit before income taxes	2,729	2,683	5,412
Provision for income taxes	575	5	580

Net income	$2,154	$2,678	$4,832

Basic and diluted income per share	$0.90	$1.12	$2.01

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Six Months Ended August 24, 2003

Consolidated Statement of Operations Data:	As Reported	Adjustments	As Restated
Revenue	$123,654	$5,538	$129,192
Cost of revenue	60,271	3,041	63,312

Gross profit	63,383	2,497	65,880
Operating expenses	53,452	23	53,475

Profit from operations	9,931	2,474	12,405
Interest expense, net	(5,856)	—	(5,856)
Other income, net	526	2	528

Profit before income taxes	4,601	2,476	7,077
Provision for income taxes	926	86	1,012

Net income	$3,675	$2,390	$6,065
Basic and diluted income per share	$1.53	$1.00	$2.53

The following tables present the impact of the restatements on a condensed basis for the three months ended May 30, 2004 and May 25, 2003 (in thousands USD):

Three Months Ended May 30, 2004

Consolidated Statement of Operations Data:	As Reported	Adjustments	As Restated
Revenue	$66,445	$1,106	$67,551
Cost of revenue	34,805	606	35,411

Gross profit	31,640	500	32,140
Operating expenses	29,598	(79)	29,519

Profit from operations	2,042	579	2,621
Interest expense, net	(5,244)	—	(5,244)
Other expense, net	(1,077)	130	(947)

Loss before income taxes	(4,279)	709	(3,570)
Provision for income taxes	499	37	536

Net loss	$(4,778)	$672	$(4,106)

Basic and diluted loss per share	$(1.99)	$0.28	$(1.71)

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Three Months Ended May 25, 2003

Consolidated Statement of Operations Data:	As Reported	Adjustments	As Restated
Revenue	$61,321	$(551)	$60,770
Cost of revenue	30,171	(342)	29,829

Gross profit	31,150	(209)	30,941
Operating expenses	26,837	—	26,837

Profit from operations	4,313	(209)	4,104
Interest expense, net	(3,004)	—	(3,004)
Other income, net	563	2	565

Profit before income taxes	1,872	(207)	1,665
Provision for income taxes	351	81	432

Net income	$1,521	$(288)	$1,233

Basic and diluted income per share	$0.63	$(0.12)	$0.51

Consolidated Balance Sheet Data

The following table presents the impact of the restatements on a condensed basis at February 29, 2004 (in thousands USD):

At February 29, 2004	As Reported	Adjustments	As Restated
Total assets	$210,438	$6,103	$216,541
Total liabilities	269,349	18,101	287,450
Accumulated deficit	(93,221)	(11,794)	(105,015)
Stockholder’s deficit	(58,911)	(11,998)	(70,909)

Cash Flows

The restatement has no impact on cash balances and no impact on cash flows from investing or financing activities. There are resulting changes to the captions within the net cash provided by operating activities on the Consolidated Statements of Cash Flows.

2004 Recapitalization

On November 18, 2003, Stratus Technologies Inc., a wholly-owned subsidiary of the Company incorporated in Delaware, issued in a private placement $170,000 principal amount of 10.375% Senior Notes with a maturity of December 1, 2008 (the “Senior Notes”). Also on November 18, 2003, the Company entered into a $30,000 collateralized revolving credit facility maturing on November 19, 2007 (the “New Credit Facility”). On September 3, 2004, Stratus Inc. consummated an exchange offer, in which the Old Notes were exchanged for new 10.375% Senior Notes.

During the first six months of fiscal 2005 we incurred another $713 in other transaction related fees and expenses, consisting of investment banker fees, transaction fees, legal and accounting fees and other miscellaneous costs for a cumulative total of $10,826. Of this amount $10,567 was capitalized, of which $9,524 will be recorded as interest expense over the 5-year term of the Senior Notes and $1,043 will be recorded as interest expense over the 4-year term of the New Credit Facility.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Critical Accounting Policies

Certain of our accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenue and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following are some of the more critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

The Company sells its products and services to end users, resellers, and original equipment manufacturers. The Company’s products are integrated with software that is essential to the functionality of the equipment. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” and all related interpretations. The Company’s transactions frequently include the sale of products and services under multiple element arrangements.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the fee is fixed or determinable, and collection is probable. The Company uses the residual method to allocate revenue when a transaction includes one or more elements to be delivered and vendor specific objective evidence (“VSOE”) of the fair value of all undelivered elements exists. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. VSOE is based on the fee charged when these elements are sold separately. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of all elements occurs or when fair value can be established. Arrangements with customers generally include standard acceptance provisions that provide the customer with typically ten to fifteen days to notify the Company that delivered product does not conform to our standard published specifications. Customers may not cancel orders due to non-acceptance. Arrangements do not generally include subjective or other provisions involving acceptance over and above the published specifications. If a customer arrangement includes such an acceptance provision, revenue recognition occurs upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period.

Transactions may include trade-in rights, upgrade rights or other related provisions. Revenue recognition on transactions involving trade-in or upgrade rights is deferred until such rights have lapsed or original product has been returned and/or related products have been delivered and all other revenue recognition criteria have been met. For coupons and specified future discounts, the related amount is deferred until such rights have lapsed or related products have been delivered.

When product is sold together with services, product revenue is recognized upon delivery, provided that (1) the above criteria have been met, (2) payment for product is not dependent upon the performance of the services, and (3) the services do not involve significant customization, implementation, or integration of the product and are not essential to the functionality of the product that was delivered. If services involve significant customization, implementation or integration, revenue for the services and the related product is generally recognized as the services are performed using the percentage of completion method. Estimates of total labor hours required to perform the related services and actual labor hours pertaining to the related services incurred during a period and to date are used in applying the percentage of completion method. If customer acceptance is uncertain at the outset of the arrangement, revenue for services and the related product is recognized under the completed contract method. Significant judgment is required to determine whether customer acceptance is uncertain at the outset of the arrangement. The Company considers the following factors in making this determination: the Company’s history with similar arrangements, the Company’s history with the customer, the level of risk involved in integrating the product into the customer’s IT environment, the customers participation in the endeavor, and the economic penalty the customer could face if it did not accept the product and payment terms. .

If the fee due from the customer is not fixed or determinable, revenue is recognized as payment is due from the customer, assuming all other revenue recognition criteria have been met. At the time of the transaction, the Company assesses whether the fee associated with the revenue transaction is fixed or determinable and whether or not collection is probable. The fee is considered fixed or determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after the normal payment terms, which are usually 30 to 90 days from invoice date, depending upon the region, the fee is generally deemed not being fixed or determinable. In these cases, revenue is recognized as the fees become due. Collection is assessed based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from its customers. If it is determined that collection of a fee is not probable, associated revenue is deferred and recognized

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit has been put in place.

Revenue for arrangements with resellers is generally recognized when the Company delivers product as designated by the reseller and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. If the Company continues to participate in sales to the end user, revenue is deferred and recognized when product is sold through to the end user based on evidence provided by the reseller provided all other revenue recognition criteria have been met (“sell through”). This is typically the case in Europe and, accordingly, transactions with resellers in Europe are recognized upon sell through. This is not the case in Japan where the Company deals exclusively with the reseller and has no involvement with the end user. Sales with resellers in other geographies are evaluated on a case-by-case basis. In Japan the reseller may from time to time order product and request that Stratus hold the product pending final delivery instructions. In these instances the Company maintains risk of loss while the product is being held and revenue is deferred until delivery is made to the reseller or the end user as instructed. Additionally, in some reseller transactions in Japan title does not pass until product acceptance by the customer; accordingly revenue recognition for these transactions is delayed until evidence of product acceptance is received. On a limited basis when the Company provides a reseller with stock rotation rights or any other return rights, revenue is deferred until the rights have lapsed.

Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year. Maintenance and support services include telephone support and unspecified rights to product upgrades and enhancements. VSOE for maintenance and support services is determined at the customer level based on the price charged for subsequent year renewals. Installation and other consulting service revenues are recognized when performed. VSOE for installation and other consulting services is based on the price charged when similar services are sold separately.

In the absence of a master purchasing agreement or signed contract, the Company uses either a purchase order or purchase order equivalent as evidence of an arrangement. Sales to resellers are usually evidenced by a master agreement governing the relationship together with purchase orders on a transaction-by-transaction basis. Sales to OEM’s are usually evidenced by a master agreement governing the relationship together with a shipping report on a transaction-by-transaction basis.

The majority of our sales transactions are completed using standard terms and conditions; however, there are agreements that contain non-standard terms and conditions. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangements should be treated as separate units of accounting for revenue recognition purposes, and if so, how the price should be allocated among the deliverable elements and when to recognize the revenue for each element. Changes in the allocation of the sales price between deliverable elements might impact the timing of revenue recognition, but would not change the total revenue recognized for the transaction.

Inventory-Related Provisions

We state our inventories at the lower of cost (first-in, first-out) or market. We periodically review our inventory for obsolescence and for declines in market value below cost and write-down our inventory for any such declines. We consider recent historic usage and future demand in estimating the realizable value of our inventory. Possible changes in these estimates could result in revisions to the valuation of inventory, which would be included in cost of revenue for the period in which the revision is identified. As we continue to migrate our server offerings to industry standard components we may need to revise the estimated useful life of certain component parts.

Warranty Provisions

We provide for the estimated cost of product warranties at the time revenue is recognized. Our products are covered by product warranty plans of varying periods, ranging from 30 days to 1 year. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of products delivered by our third-party manufacturers, our warranty obligations are affected by actual product failure rates (field failure rates) and by material usage incurred in correcting a product failure. Our warranty provision is established using 12-month historical data to estimate the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While we believe that our warranty provisions are adequate and that the judgments applied are appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. Should actual costs differ from our estimates, revisions to the estimated warranty liability would be required.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Valuation of Long-Lived and Intangible Assets and Goodwill

We assess the carrying value of identifiable intangible assets, long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review, include the following:

•	significant underperformance relative to expected historical or projected future results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

When we determine that the carrying value of intangible assets, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we review and measure any impairment based on the fair value of the asset. Fair value is primarily determined using a discounted cash flow methodology and confirmed by market comparables. While we believe that our assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future.

Deferred Taxes

We currently have significant deferred tax assets resulting from net operating loss carryforwards, and deductible temporary differences, which may reduce taxable income in future periods. Based on our review of several significant developments (including cumulative losses, uncertainty and lack of visibility in the technology market as a whole) we have determined that a valuation allowance is required since it is more likely than not that all or a portion of a deferred tax asset will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. We have not provided a valuation allowance on net deferred tax assets in certain jurisdictions due to their historical and projected profitability. As of August 29, 2004 and February 29, 2004, our net deferred tax assets were approximately $2.3 million and $2.4 million, respectively, net of total valuation allowances of $21.0 million on August 29, 2004 and February 29, 2004.

Business Restructuring

During fiscal 2004, 2003 and 2002, we recorded significant charges in connection with the 2004 Restructuring Program, the 2003 Restructuring Program and the 2002 Restructuring Program. The related reserves reflect many estimates, including those related to termination benefits and settlements of contractual obligations. We review the reserve requirements to complete each restructuring periodically throughout the year. Actual experience has been and may continue to be different from these estimates.

Stock Plans

The Company’s capitalization includes authorization for the issuance of stock options for the purchase of shares of the Parent’s ordinary stock to employees, management, directors, or consultants of its direct and indirect subsidiaries under the Stratus Technologies, Inc. (“Stratus Inc.”) Stock Incentive Plan. Stratus Inc. is a wholly-owned subsidiary of the Company. The Company accounts for stock-based compensation granted to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the fair value of the Parent’s stock at the date of grant over the exercise price. The fair value of options granted to employees is disclosed in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. The Company records stock-based compensation issued to non-employees using the fair value method prescribed by SFAS No. 123.

Our stock option program is a broad-based, long-term retention program that is intended to attract and retain talented employees and align stockholder and employee interests. Our 1999 Stratus Technologies, Inc. Stock Incentive Plan, as amended, is the plan under which our options are granted. This plan provides broad discretion to our board of directors to create appropriate equity incentives for our employees as well as members of our board of directors. Substantially all of our employees participate in our stock option program. In addition, many employees terminated under the 2002, 2003 and 2004 Restructuring Programs retained the vested portion of their stock option awards, for a period not to exceed the contractual expiration of the options.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

As our Parent’s stock is not listed on an exchange, the determination of fair market value is based on management’s assessment and approved by Stratus SA’s Board of Directors. Management’s assessment utilizes a number of common valuation techniques. The accounting for the Company’s stock option program and related stock-based compensation charges is impacted by this fair market value determination. The statutory minimum value for the purchase of Stratus SA’s shares, in compliance with Luxembourg requirements for “societes anonymes” (SA) companies, is U.S. $1.50 per share.

Results of Operations

The most important drivers of our results of operations are the successful acceptance of our product lines in the intensely competitive high-availability server market, our focus on distribution of our ftServer system products through third-party channels and resellers within key targeted industry segments and our ability to meet the rapidly changing demands of our customers through continued evolution of our product offerings. We believe that the combined strategy of launching our ftServer systems in fiscal 2002 and our commitment to maintaining the longevity of our Continuum systems, both in the field and the associated customer service bases, has enhanced our ability to be competitive in this ever-changing market. We plan to continue to focus on our value proposition of providing the highest levels of continuous availability, operational simplicity and compelling financial advantage versus the alternatives of our competitors.

We face a variety of challenges in remaining competitive in the high-availability server market. Customers are focused on availability of their applications to keep their businesses up and running cost-effectively. We look to solve that problem for them by ensuring that we remain current with the latest versions of Intel processors, and keep up with shorter lifecycles and rapid deployment of solutions in the market. Our ability to recognize the changing demands of our customers and to react to those demands by choosing the appropriate research and development course and distribution and pricing strategies continues to be essential to our results of operations. In response to these changing demands, we have renewed our efforts to keep our product roadmap current and to develop and introduce differentiated continuously available product offerings that we believe are attractive and competitive in the high-availability server market. Our ftServer V-Series system achieved technological feasibility in April of fiscal 2005 and was made available for sale in the second quarter of fiscal 2005. This important milestone in our efforts to port the VOS operating system to the Intel based ftServer system platform will enable our Continuum system customers to leverage their investments in their applications written on VOS and continue to achieve performance improvements as their businesses grow by migrating to the ftServer V-Series system, thereby extending the longevity of our Continuum system customer base.

The following tables summarize our results of operations for the fiscal three-month and six-month periods ended August 29, 2004 and August 24, 2003, and are used for the purpose of calculating changes from prior year to current year in the Management’s Discussion and Analysis of Financial Condition and Results of Operations. Immaterial differences to the restated Consolidated Statements of Operations are due to rounding.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Results of operations for the periods ended August 29, 2004 and August 24, 2003 (unaudited)

	Three months ended		Six months ended
	August 29, 2004	August 24, 2003	August 29, 2004	August 24, 2003
		(restated)		(restated)
	(In millions, USD)		(In millions, USD)
REVENUE
Product	$29.3	$29.6	$57.3	$52.4
Service	40.1	38.8	79.7	76.8

Total revenue	69.4	68.4	137.0	129.2

COST OF REVENUE
Product	16.6	16.7	34.6	29.9
Service	19.2	16.3	36.2	32.4
Amortization of intangibles	0.5	0.5	1.0	1.0

Total cost of revenue	36.3	33.5	71.8	63.3
Gross profit	33.1	34.9	65.2	65.9
OPERATING EXPENSES
Research and development	12.2	10.4	24.9	22.5
Sales and marketing	12.0	11.3	24.3	21.7
General and administrative	3.8	2.7	7.2	5.7
Amortization of intangibles	1.2	1.2	2.3	2.4
Restructuring charges	0.0	0.8	—	0.8
Management fees	0.0	0.2	—	0.4

Total operating expenses	29.2	26.6	58.7	53.5

Profit from operations	3.9	8.3	6.5	12.4
Interest expense, net	(5.2)	(2.9)	(10.5)	(5.8)
Other income (expense), net	0.2	0.0	(0.7)	0.5

Profit (loss) before income taxes	(1.1)	5.4	(4.7)	7.1
Provision for income taxes	0.6	0.6	1.2	1.0

Net income (loss)	$(1.7)	$4.8	$(5.9)	$6.1

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Results of operations for the periods ended August 29, 2004 and August 24, 2003 (unaudited)

	Three months ended		Six months ended
	August 29, 2004	August 24, 2003	August 29, 2004	August 24, 2003
		(restated)		(restated)
	(as a % of revenue)		(as a % of revenue)
REVENUE	%	%	%	%
Product	42.2%	43.3%	41.8%	40.6%
Service	57.8	56.7	58.2	59.4

Total revenue	100.0	100.0	100.0	100.0
COST OF REVENUE
Product	23.9	24.5	25.3	23.1
Service	27.7	23.8	26.4	25.1
Amortization of intangibles	0.7	0.7	0.7	0.8

Total cost of revenue	52.3	49.0	52.4	49.0

Gross profit	47.7	51.0	47.6	51.0
OPERATING EXPENSES
Research and development	17.6	15.2	18.2	17.4
Sales and marketing	17.3	16.5	17.7	16.8
General and administrative	5.5	3.9	5.3	4.4
Amortization of intangible assets	1.7	1.8	1.7	1.9
Restructuring charges	0.0	1.2	0.0	0.6
Management fees	0.0	0.3	0.0	0.3

Total operating expenses	42.1	38.9	42.9	41.4

Profit from operations	5.6	12.1	4.7	9.6
Interest expense, net	(7.5)	(4.2)	(7.7)	(4.5)
Other income (expense), net	0.3	0.0	(0.4)	0.4

Profit (loss) before income taxes	(1.6)	7.9	(3.4)	5.5
Provision for income taxes	0.9	0.9	0.9	0.8

Net income (loss)	(2.5)%	7.0%	(4.3)%	4.7%

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Three months ended August 29, 2004 Compared to Three months ended August 24, 2003

Total revenue for the second three months of fiscal 2005 of $69.4 million increased by $1.0 million or 1.5% in comparison to the same period in fiscal 2004.

	Three months ended
	August 29, 2004	August 24, 2003 (as restated)	Increase (decrease) 2004 versus 2003
	(dollars in millions, except percentages)
Product revenue	$29.3	$29.6	$(0.3)	(1.0)%
Service revenue	40.1	38.8	1.3	3.4%

Total revenue	$69.4	$68.4	$1.0	1.5%

Product Revenue

Product revenue for the second three months of fiscal 2005 decreased by 1.0% to $29.3 million from $29.6 million for the second three months of fiscal 2004. Included in this decrease was $0.9 million related to favorable foreign exchange rate movement.

This decrease was attributable to decreases in sales of our Continuum product line. Our Continuum product mix was weighted more heavily towards our lower-end products in the second three months of fiscal 2005 in comparison to the same period last year, resulting in a 19.5% decrease to $13.6 million from $16.9 million in Continuum revenue. Our Continuum products are now sold exclusively into our installed customer base. Given this limited market potential, we expect the decline in revenue from our Continuum product line to continue. ftServer unit sales in the second three months of fiscal 2005 increased by 3.5% in comparison to the same period last year, resulting in $15.7 million from $12.7 million, a 23.6% increase in ftServer revenue. Included in the ftServer unit sales for the second quarter of fiscal 2005 was the V-Series system, which became generally available for sale in August of fiscal 2005 and resulted in $4.0 million, or 25.5%, of ftServer revenue during the period.

Service Revenue

Service revenue for the second three months of fiscal 2005 increased by 3.4% to $40.1 million from $38.8 million for the second three months of fiscal 2004. This increase was primarily due to a favorable impact of foreign exchange rate movement of $1.4 million, increased revenue from sales of service relating to ftServer systems of $1.0 million, and a $1.6 million increase in our professional service business. These increases were offset by a $2.7 million reduction in service revenue as a result of net erosion in the Continuum system customer base. Over time, we expect the mix of our service revenues to transition, with the Continuum service revenue decreasing and the ftServer revenue increasing.

Gross Profit

Gross profit for the second three months of fiscal 2005 decreased by 5.2% to $33.1 million from $34.9 million for the same period in fiscal 2004. Gross profit margin for those time periods decreased to 47.7% from 51.0%, primarily as a result of the product mix experienced in the second three months of fiscal 2005 in comparison to the same period last year.

Product gross profit for the second three months of fiscal 2005 decreased by 1.6% to $12.2 million from $12.4 million for the same period in fiscal 2004. Product gross profit margin for those time periods decreased to 41.6% from 41.9% as a result of the product mix in Continuum sales partially offset by a 3.5% increase in ftServer product volume and favorable foreign exchange impact of $1.5 million.

Service gross profit for the second three months of fiscal 2005 decreased by 7.1% to $20.9 million from $22.5 million for the same period in fiscal 2004. Service gross profit margin for those time periods decreased to 52.1% from 58.0%. The dollar margin decrease of $1.7 million is generally due to the $1.3 million increase in revenue offset by increased service costs of revenue of $3.0 million. Included in the higher service costs is $0.7 million related to unfavorable foreign exchange rate movement on service costs, higher professional service expenses (offset by higher professional service revenues) and greater than anticipated outside services associated with 3rd party support.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Research and Development

Research and development expenses for the second three months of fiscal 2005 increased by 17.3% to $12.2 million from $10.4 million for the same period in fiscal 2004. Research and development expenses as a percentage of total revenue increased for the second three months of fiscal 2005 to 17.6% from 15.2% for the same period in fiscal 2004. We incurred research and development expenses primarily in connection with design and engineering work on third-generation ftServer system technology, development of Linux-based systems and the porting of our proprietary operating system, VOS, onto the current ftServer system architecture, our ftServer V-Series product, which reached technological feasibility in April of fiscal 2005. As a result of reaching technological feasibility on the porting of VOS to our ftServer platform, we capitalized $0.7 million in related software development costs in the second three months of fiscal 2005. In August of fiscal 2005, the ftServer V-Series system was made generally available for sale. Last year, the engineering expenses were offset by our receipt of $1.7 million of non-recurring engineering co-development dollars from a technology partner.

Sales and Marketing Expenses

Sales and marketing expenses for the second three months of fiscal 2005 increased by 6.2% to $12.0 million from $11.3 million for the same period in fiscal 2004. Sales and marketing expenses as a percentage of total revenue increased for the second three months of fiscal 2005, to 17.3% from 16.5% in comparison to the same period in fiscal 2004. Included in these expenses were a combination of unfavorable foreign exchange rate movement of $0.4 million, and increased expenses related to our heightened marketing efforts for our ftServer and Continuum systems in comparison to the same period in fiscal 2004.

General and Administrative Expenses

General and administrative expenses for the second three months of fiscal 2005 increased by 40.7% to $3.8 million from $2.7 million for the same period in fiscal 2004. General and administrative expenses as a percentage of total revenue increased for the second three months of fiscal 2005 to 5.5% from 3.9% for the same period in fiscal 2004. The increase in general and administrative expenses can mainly be attributed to outside services expenses related to the restatement of our financial statements.

Profit from Operations

Profit from operations for the second three months of fiscal 2005 decreased by $4.4 million to $3.9 million from a profit from operations of $8.3 million for the same period in fiscal 2004. Profit from operations as a percent of total revenue for those time periods decreased to 5.6% from 12.1%. Profit from operations decreased in the second three months of fiscal 2005 in comparison to the same period in the prior year primarily as a result of increases in operating expenses including the impact of unfavorable foreign exchange of $1.1 million, and decreased product and service margins offset by favorable foreign exchange of $2.3 million related to revenue.

Interest Income (Expense), Net, and Other Income (Expense), Net

Interest expense, net, for the second three months of fiscal 2005 increased by $2.3 million to $5.2 million as a result of $170 million in New Notes outstanding from $2.9 million under the Former Credit Facility, under which $98.5 million was outstanding for the same period in fiscal 2004.

Other income, net, for the second three months of fiscal 2005 increased by $0.2 million to $0.2 million from $0.0 million income for the same period in fiscal 2004. This increase in income was primarily a result of a $0.3 million favorable foreign exchange impact in the second three months of fiscal 2005, as compared to a $0.8 million unfavorable foreign exchange impact along with $0.9 million of income related to the change of the fair value of the LIBOR floor embedded derivative in our Former Credit Facility for the second three months of fiscal 2004.

Income Taxes

Income taxes for the second three months of fiscal 2005 and for the same period in fiscal 2004 were $0.6 million. The effective tax rate was 58.0% in the second three months of fiscal 2005. This was higher than the statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not benefiting from losses realized in the U.S. and certain foreign jurisdictions. In the second three months of fiscal 2004, the effective tax rate was 10.7%, which was lower than the statutory rate primarily as a result of realizing taxable income and loss in certain foreign low tax jurisdictions.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Six months ended August 29, 2004 Compared to Six months ended August 24, 2003

Revenue

Total revenue for the first six months of fiscal 2005 of $137.0 million increased by $7.8 million or 6.0% in comparison to the same period in fiscal 2004.

	Six months ended		Increase (decrease)
	August 29, 2004	August 24, 2003	2004 versus 2003
	(dollars in millions, except percentages)
Product revenue	$57.3	$52.4	$4.9	9.4%
Service revenue	79.7	76.8	2.9	3.8%

Total revenue	$137.0	$129.2	$7.8	6.0%

Product Revenue

Product revenue for the first six months of fiscal 2005 increased by 9.4% to $57.3 million from $52.4 million for the first six months of fiscal 2004. Included in this increase was $2.0 million related to favorable foreign exchange rate movement.

This increase was attributable to increases in the unit sales of our ftServer product line. Our Continuum product mix was weighted more heavily towards our lower-end products in the first six months of fiscal 2005 in comparison to the same period last year, resulting in a 9.2% decrease to $28.7 million from $31.6 million in Continuum revenue. ftServer unit sales in the first six months of fiscal 2005 increased by 20.1% in comparison to the same period last year, resulting in a 37.5% increase in ftServer revenue, to $28.6 million from $20.8 million. Included in the ftServer unit sales for the first six months of fiscal 2005 was the V-Series system, which became generally available for sale in August of fiscal 2005 and resulted in $4.0 million, or 14.0%, of ftServer revenue during the period.

Service Revenue

Service revenue for the first six months of fiscal 2005 increased by 3.8% to $79.7 million from $76.8 million for the first six months of fiscal 2004. This increase was primarily due to a favorable impact of foreign exchange rate movement of $3.2 million, increased revenue from sales of service relating to ftServer systems of $2.2 million, and a $2.8 million increase in our professional service business. These increases were offset by a $5.3 million reduction in service revenue as a result of net erosion in the Continuum system customer base.

Gross Profit

Gross profit for the first six months of fiscal 2005 decreased by 1.1% to $65.2 million from $65.9 million for the same period in fiscal 2004. Gross profit margin for those time periods decreased to 47.6% from 51.0%, primarily as a result of the product mix experienced in the first six months of fiscal 2005 in comparison to the same period last year.

Product gross profit for the first six months of fiscal 2005 increased by 0.9% to $21.7 million from $21.5 million for the same period in fiscal 2004. Product gross profit margin for those time periods decreased to 37.9% from 41.0% as a result of the product mix in Continuum sales offset by a 20.1% increase in ftServer product volume. Included in this decrease was a favorable foreign exchange impact of $2.0 million. Product gross profit for the first six months of fiscal 2005 includes a first quarter $1.2 million non-cash write down of inventory related to non-industry standard component parts specifically related to our Continuum product line. We anticipate that the general availability, in August 2004, of our V-series ftServer product offering and the expected future migration of our Continuum customer base to this new offering will impact the expected usage and realizability of certain of our non-industry standard component parts that are used exclusively in the production and service of the Continuum product line. As we continue to migrate our server offerings to industry standard components we may need to revise the estimated useful life of certain component parts.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Service gross profit for the first six months of fiscal 2005 decreased by 2.0% to $43.5 million from $44.4 million for the same period in fiscal 2004. Service gross profit margin for those time periods decreased to 54.6% from 57.8%. The dollar margin decrease of $0.9 million is due to the $2.9 million increase in revenue offset by increased service costs of revenue of $3.8 million. Included in the higher service costs is $1.7 million related to unfavorable foreign exchange rate movement on service costs, higher professional service expenses (offset by higher professional service revenues) and greater than anticipated outside services associated with 3rd party support.

Research and Development

Research and development expenses for the first six months of fiscal 2005 increased by 10.7% to $24.9 million from $22.5 million for the same period in fiscal 2004. Research and development expenses as a percentage of total revenue increased for the first six months of fiscal 2005 to 18.2% from 17.4% for the same period in fiscal 2004. We incurred research and development expenses primarily in connection with design and engineering work on third-generation ftServer system technology, development of Linux-based systems and the porting of our proprietary operating system, VOS, onto our current ftServer system architecture, the ftServer V-Series product, which reached technological feasibility in the April of fiscal 2005 and was made generally available for sale in August 2004. As a result of reaching technological feasibility on the porting of VOS to our ftServer platform, we capitalized $1.2 million in related software development costs in the first six months of fiscal 2005. Last year, the engineering expenses were offset by our receipt of $1.7 million of non-recurring engineering co-development dollars from a technology partner.

Sales and Marketing Expenses

Sales and marketing expenses for the first six months of fiscal 2005 increased by 12.0% to $24.3 million from $21.7 million for the same period in fiscal 2004. Sales and marketing expenses as a percentage of total revenue increased for the first six months of fiscal 2005 to 17.7% from 16.8% for the same period in fiscal 2004. These expenses increased as a result of unfavorable foreign exchange rate movement of $0.9 million, increased sales commissions of $0.6 million due to increased product sales, and increased expenses related to our heightened marketing efforts for our ftServer and Continuum systems in comparison to the same period in fiscal 2004.

General and Administrative Expenses

General and administrative expenses for the first six months of fiscal 2005 increased by 26.3% to $7.2 million from $5.7 million for the same period in fiscal 2004. General and administrative expenses as a percentage of total revenue increased for the first six months of fiscal 2005 to 5.3% from 4.4% for the same period in fiscal 2004. The increase in general and administrative expenses can mainly be attributed to outside services expenses related to the restatement of our financial statements.

Profit from Operations

Profit from operations for the first six months of fiscal 2005 decreased by $5.9 million to $6.5 million from a profit from operations of $12.4 million for the same period in fiscal 2004. Profit from operations as a percent of total revenue for those time periods decreased to 4.7% from 9.6%. Profit from operations decreased in the first six months of fiscal 2005 in comparison to the same period in the prior year primarily as a result of increases in operating expenses, partially offset by the impact of favorable foreign exchange of $2.6 million. Another contributing factor is lower margins on our product and service revenues, which is a result of the lower margin product mix and higher customer service expenses, respectively, as discussed above.

Interest Income (Expense), Net, and Other Income (Expense), Net

Interest expense, net, for the first six months of fiscal 2005 increased by $4.7 million to $10.5 million as a result of $170 million New Notes outstanding from $5.8 million under the Former Credit Facility, under which there was $98.5 million outstanding for the same period in fiscal 2004.

Other expense, net, for the first six months of fiscal 2005 increased by $1.2 million to $0.7 million expense from $0.5 million income for the same period in fiscal 2004. This increase in expense was primarily a result of a $0.5 million unfavorable foreign exchange impact in the first six months of fiscal 2005 in comparison to a $0.3 million favorable foreign exchange impact in the same period in fiscal 2004 along with $0.5 million of income related to the change of the fair value of the LIBOR floor embedded derivative in our Former Credit Facility for the first six-months of fiscal 2004.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Income Taxes

Income taxes for the first six months of fiscal 2005 increased by $0.2 million to $1.2 million from $1.0 million for the same period in fiscal 2004. The effective tax rate was 25.2% in the first six months of fiscal 2005. This was higher than the statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not benefiting from losses realized in the U.S. and certain foreign jurisdictions. In the first six months of fiscal 2004, the effective tax rate was 14.3%, which was lower than the statutory rate primarily as a result of realizing taxable income and loss in certain foreign low tax jurisdictions.

Liquidity and Capital Resources

Our cash and cash equivalents for the first six months of fiscal 2005 decreased $1.3 million compared to a decrease of $7.3 million for the same period of fiscal 2004. This decrease was primarily related to an increase of $1.2 million net cash provided by operations, a $1.9 million reduction in net cash used in investing activities, a $2.0 million decrease in net cash used in financing activities and a $1.0 million increase related to the effect of exchange rate changes on cash. The net increase in cash provided by operations was a result of decrease in corporate bonuses and restructuring payments paid. The net decrease in investing activities was primarily a result of a reduction in the purchasing of property and equipment and Cemprus acquisition costs and related fees offset by increased capitalized software payments. The net decrease in cash used in financing activities is a result of a reduction in scheduled principal payments on long-term debt offset by deferred financing payments related to the 2004 Recapitalization. We hold our cash and cash equivalents predominantly in U.S. dollars, Euro, Japanese yen and British pound sterling.

During the first six months of fiscal 2005, we generated cash from operating activities of $7.5 million compared to cash generated in operating activities of $6.3 million for the same period in fiscal 2004. This increase is primarily due to the absence of special expenditures related to corporate bonuses or restructuring during the first six months of fiscal 2005 as compared to a $2.3 million payment related to corporate bonuses and $4.8 million payment related to restructuring in the first six months of fiscal 2004. The first semi-annual Senior Note interest payment of $9.5 million was due and paid in the second quarter of fiscal 2005 in comparison to an interest payment of $4.5 related to the Former Credit Facility made in the first six months of fiscal 2004.

Net cash used in investing activities in the first six months of fiscal 2005 decreased to $6.7 million, compared to $8.6 million for the same period in fiscal 2004. The decrease in cash used in investing activities in the first six months of fiscal 2005 was primarily the result of a $1.9 million decrease in the purchasing of property and equipment to $5.3 million in comparison to $7.2 million for the same period in fiscal 2004 along with an increase in capitalized software payments of $1.2 million in the first six months of fiscal 2005 related to the achievement of technological feasibility of our VOS on ftServer project. In the first six months of fiscal 2005 there were no payments related to the Cemprus acquisition and related fees compared to $1.3 million for the same period in fiscal 2004.

Net cash used in financing activities decreased to $2.2 million in the first six months of fiscal 2005, compared to net cash used in financing activities of $4.1 million in fiscal 2004. This was a result of decreased payments related to long-term debt of $4.2 million in the first six months of fiscal 2005 compared to the same period in fiscal 2004 offset by no net issuance of short-term borrowings in the first six months of fiscal 2005 in comparison to net issuance of $1.0 million in short-term borrowings in fiscal 2004 and $1.2 million in other fees and expenses related to the 2004 Recapitalization which were paid in the first six months of fiscal 2005.

Based on our current forecast, management estimates that the cash and cash equivalents at August 29, 2004, together with our available credit facilities and cash flow from operations will be sufficient to satisfy our future working capital needs, capital expenditures, research and development and debt service requirements for at least the next twelve months. To the extent we experience revenue shortfalls over the next twelve months, we believe we can reduce certain discretionary spending to ensure there are sufficient cash balances and to remain in compliance with the debt covenants associated with our current debt facility.

The Exchange and Registration Rights Agreement, dated as of November 18, 2003, between Stratus Technologies, Inc. and the guarantors party thereto, on the one hand, and Goldman, Sachs & Co., JPMorgan Securities, Inc. and Fleet Securities, Inc. on the other, states that if the Company’s registration statement on Form F-4 was not declared effective by the Securities and Exchange Commission by June 15, 2004, then the Company would be required to make special interest payments to the note holders as “liquidated damages”. Because such registration statement was not declared effective until July 6, 2004, the Company was required to pay and did pay the note holders special interest in the amount of $25.5 on December 1, 2004 (the next scheduled interest payment date). Further, because Stratus Inc. did not consummate its exchange offer within thirty business days of the effectiveness date of the registration statement on Form F-4 (as required by the Exchange and Registration Rights Agreement), the Company was required to make and did make an additional special interest payment in the amount of $20.6 to the note holders on December 1, 2004.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Recent Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Statement 123(R) does not prescribe the use of a specific option-pricing model, but does require companies to use specific input assumptions when estimating the fair value of employee stock options. Under Statement 123(R), which is effective for public companies (excluding small business issuers) at the beginning of the first interim or annual period beginning after June 15, 2005, the pro forma disclosure will no longer be available to companies as an alternative to financial statement recognition. Small business issuers will be required to adopt Statement 123(R) at the beginning of the first interim or annual period beginning after December 15, 2005. Nonpublic companies, including Stratus S.à r.l., will be required to adopt the new Statement at the beginning of the first annual period beginning after December 15, 2005. As a non-public company, the Company intends to apply a prospective transaction method under Statement 123(R), continuing to account for any portion of awards that have not vested by the date that Statement 123(R) is adopted using accounting principles originally applied to these awards. Accordingly, under the prospective method Statement 123(R) would be applied only to new awards and to awards modified, repurchased or cancelled after the effective date. The Company, which currently accounts for its stock-based compensation under APB 25 and discloses the pro forma effect of the fair value recognition provisions of Statement No. 123, anticipates that the adoption of Statement 123(R) will have an impact on its results of operations.

In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4. Statement No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material and specifies the accounting for the allocation of fixed production overhead costs. Statement No. 151 is effective for the Company beginning March 1, 2006. The Company does not expect the adoption of Statement No. 151 to have a material impact on out financial position or results of operations.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Item 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative Information

In the ordinary course of business, our exposure to market risks is limited as is described below. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rate and foreign currency exchange rates. Our business and results of operations are from time to time affected by changes in exchange rates, particularly between the U.S. dollar, on the one hand, and the Euro, the Japanese yen and the British pound sterling, on the other. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure. In general, appreciation of the U.S. dollar relative to another currency has an adverse effect on our revenue and operating profit, while depreciation of the U.S. dollar has a positive effect. The percentage affect on the financial statements is based on the period-to-date average exchange rate compared to the previous period-end rate. During the first six months of fiscal 2005, the six-month average rate of the U.S. dollar appreciated approximately 3.1% against the Euro and 2.3% against the British pound sterling. During the second quarter of fiscal 2005, the U.S. dollar depreciated approximately 1.6% against the Euro and 2.3% against the British pound sterling. During the first six months of fiscal 2004, the U.S. dollar depreciated approximately 4.6% against the Euro and depreciated approximately 0.7% against the British pound sterling. During the second quarter of fiscal 2004, the U.S. dollar appreciated approximately 1.1% against the Euro and depreciated approximately 0.2% against the British pound sterling Against the Japanese yen, the U.S. dollar appreciated approximately 0.9% in the first six-months of fiscal 2005 and depreciated approximately 2.8% in the second quarter of fiscal 2005. Against the Japanese yen, the U.S. dollar depreciated approximately 1.3% in the first six months of fiscal 2004 and appreciated approximately 1.0% in the second quarter of fiscal 2004.

Quantitative Information

The change in value of the U.S. dollar against the Euro, Yen and the British pound sterling had a negative impact on our results of operations in the six-month period ending August 29, 2004. The change in value of the U.S. dollar against the Euro, Yen and the British pound sterling had a positive impact on our results of operations in the second quarter of fiscal 2005. The change in value of the U.S. dollar against the Euro, Yen and British pound sterling had a positive impact on our results of in the same six-month period of fiscal 2004. The change in value of the U.S. dollar against the Euro and Yen had a negative impact on our results of operations in the second quarter of fiscal 2004 and the British pound sterling had a positive impact on our results of operations for the same period.

Strengthening of the U.S. dollar, if prolonged against currencies in which we have revenue, particularly the Euro and Japanese yen, would have a negative impact on our revenue expressed in U.S. dollars. In addition to the impact of exchange rate fluctuations on our results of operations discussed above, our balance sheet is also affected by the translation into U.S. dollars for financial reporting purposes of the shareholder’s equity of our foreign subsidiaries that are denominated in currencies other than the U.S. dollar. In general, this translation increases our shareholders’ equity when the U.S. dollar depreciates, and affects shareholders’ equity adversely when the U.S. dollar appreciates against the relevant other currencies (period-end rate to previous period-end rate).

We enter into forward foreign exchange contracts to reduce our exposure to foreign currency risks associated with our intercompany and net asset positions. The maturities of foreign exchange contracts generally do not exceed six months. Foreign currency transaction gains and losses, which are included in other income (expense), net of unrealized and realized gains and losses on forward foreign exchange contracts, were $(0.5) million and $0.3 million during the six-month and second three-month periods of fiscal 2005 and $0.3 million and (0.8) million during the six-month and second three-month periods of fiscal 2004, respectively. We do not hold or issue financial instruments for trading purposes. As of August 29, 2004 and August 24, 2003, we had approximately $8.5 million and $8.1 million, respectively, of net forward foreign exchange contracts outstanding, predominantly in European currencies and Japanese yen.

Item 4. CONTROLS AND PROCEDURES

We have taken and are continuing to take measures to correct the material internal control weaknesses relating to the account analysis, review procedures and reporting structure of our financial reporting closing process and the revenue recognition analysis of all of our international subsidiaries (including their reporting of the timing of revenue transactions), each of which was identified in the fiscal 2004 audit We also are addressing additional weaknesses within our revenue recognition controls which were identified in conjunction with the restatement described in Note 3 in the Notes to Consolidated Financial Statements. We have implemented compensating controls until our plan to correct these internal control weaknesses is complete. Additionally, we intend to continue to evaluate our internal controls and make periodic improvements as necessary.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

We have also taken and are continuing to take measures to correct the material internal control weaknesses primarily relating to the processes by which revenue recognition analysis is performed and reviewed and those on which related judgments are made, which were identified in conjunction with the restatement of our financial statements.

In response to the weaknesses noted above, we have improved our overall closing process by preparing more robust account analyses and enhancing our review procedures and have developed formal processes to confirm that the accounting treatment of all significant revenue transactions complies with our internal accounting policies and generally accepted accounting principles.

Specifically we:

•	have hired a new Chief Accounting Officer who is a certified public accountant with extensive and broad experience in the finance organization of a public company;

•	have hired a new Corporate Controller who is a certified public accountant, with in-depth knowledge of the requirements of Statement of Position No. 97-2, “Software Revenue Recognition”;

•	have hired a new Financial Controller at our Japan subsidiary;

•	have restructured our overall closing process, such that all significant account analyses, material contracts and significant accounting judgments are evaluated and reviewed by our corporate finance department;

•	have instituted monthly meetings between our corporate finance department and the financial managers for each of our principal functional departments to ensure that accounting issues are identified and addressed in a timely manner;

•	have improved the quality of our revenue recognition review;

•	held a “Revenue Recognition Seminar” in July 2004 to educate financial and order-entry employees involved in the revenue recognition process about our revenue recognition policies; and

•	conducted several revenue recognition training seminars with our worldwide sales force and service personnel to educate them about our revenue recognition policies.

During fiscal 2005, through the filing date of this report, we continue to implement additional changes to our infrastructure and related processes that are also reasonably likely to materially affect our internal control over financial reporting. Further, we engaged internal auditors to perform an internal audit of the Company’s sales and revenue recognition policies and procedures in the United States and certain international subsidiaries. We have received the results and recommendations of this internal audit and have taken steps to implement remedial or corrective actions to some of the recommendations and will take addition remedial or corrective actions for all such recommendations. Through additional quantitative and qualitative analyses such as our monthly review meetings, revenue recognition seminars, input from external auditors and assistance of internal auditors, we intend to determine the necessity, order and content of any additional internal audit procedures. Until we can complete these activities and thereafter as deemed necessary, we are conducting monthly calls between our corporate finance department, sales finance department and controllers of our non-US operating companies in order to discuss and review all revenue transactions over $50,000 to ensure appropriate revenue recognition.

Based on an evaluation of the effectiveness of our disclosure controls and procedures, including consideration of the material weaknesses described above, which included an evaluation of the effectiveness of our disclosure controls and procedures as of August 29, 2004, our principal executive officer and principal financial officer have concluded that as of the date of this filing, our disclosure controls and procedures are not yet effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

The changes in the Company’s internal controls over financial reporting that have occurred during 2005 as described above are reasonably likely to materially improve the Company’s internal controls over financial reporting.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

PART II. OTHER INFORMATION

Item 1. LEGAL PROCEEDINGS

We are currently not involved, nor have we during the period covered by this quarterly report been involved in any litigation or arbitration proceedings that have, or in the period covered by this quarterly report, have had, a significant effect on our consolidated financial position, results of operation or cash flow.

Item 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Not applicable

Item 3. DEFAULTS UPON SENIOR SECURITIES

The Exchange and Registration Rights Agreement, dated as of November 18, 2003, between Stratus Technologies, Inc. and the guarantors party thereto, on the one hand, and Goldman, Sachs & Co., JPMorgan Securities, Inc. and Fleet Securities, Inc. on the other, states that if the Company’s registration statement on Form F-4 was not declared effective by the Securities and Exchange Commission by June 15, 2004, then the Company would be required to make special interest payments to the note holders as “liquidated damages”. Because such registration statement was not declared effective until July 6, 2004, the Company was required to pay and did pay the note holders special interest in the amount of $25.5 on December 1, 2004 (the next scheduled interest payment date). Further, because Stratus Inc. did not consummate its exchange offer within thirty business days of the effectiveness date of the registration statement on Form F-4 (as required by the Exchange and Registration Rights Agreement), the Company was required to make and did make an additional special interest payment in the amount of $20.6 to the note holders on December 1, 2004.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At a special shareholder meeting held on December 13, 2004 in Luxembourg, the sole shareholder of the Company, Stratus Technologies Group, S.A., voted all of its 2,400,501 shares in favor of the following matters:

(1)	Accepted the resignation of manager Bruce Tully effective December 3, 2004;

(2)	Elected John B. Jones to the board of managers effective December 13, 2004;

(3)	Elected Kevin C. Nickelberry to the board of managers effective December 13, 2004; and

(4)	Expanded the number of managers on the Company’s board of managers from twelve (12) to thirteen (13) members.

Except for the above mentioned managers, the terms of the other managers on the board of managers was not changed, and they continue to serve as managers of the Company.

At an annual general meeting of the sole shareholder of the Company, held on February 28, 2005 in Luxembourg, the sole shareholder of the Company, Stratus Technologies Group, S.A., voted all of its 2,400,501 shares in favor of the following matters:

(1)	Approved the report of the managers of the Company;

(2)	Approved the annual accounts (consisting of the balance sheet, the profit and loss statements and the notes to the accounts) for the financial year ended February 29, 2004;

(3)	Carried forward the loss of USD 21,556,000 (twenty-one million five hundred fifty six thousand United States dollars) for financial year ended on February 29, 2004 to the next financial year; and

(4)	Gave full discharge and release of liability (quitus) to the Managers of the Company for all their respective duties during, and in connection with the financial year ended on February 29, 2004.

Item 5. OTHER INFORMATION

On September 7, 2004, Intel waived its right to representation on Stratus SA’s Board of Directors.

Effective December 3, 2004, Bruce Tully resigned as a manager of the Company as disclosed on Form 6-K filed with the Securities and Exchange Commission on December 7, 2004.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Effective December 13, 2004 John B. Jones and Kevin C. Nickelberry were elected to the board of managers of the Company at a special shareholder meeting held on December 13, 2004 as disclosed on Form 6-K filed with the Securities and Exchange Commission on December 14, 2004.

Effective December 13, 2004 the board of managers was expanded from twelve (12) members to thirteen (13) members at a special shareholder meeting held on December 13, 2004.

On January 19, 2005, the Company announced a workforce reduction as disclosed on Form 6-K filed with the Securities and Exchange Commission on January 20, 2005.

On March 7, 2005, the Company announced the appointment of Maureen Donnelly as Chief Accounting Officer as disclosed on Form 6-K filed with the Securities and Exchange Commission on March 8, 2005.

ITEM 6. EXHIBITS AND REPORTS

The Exhibits to this Report are as follows:

3	*Articles of Association of Stratus Technologies International, S.à r.l., as amended

4(a)	*Indenture, dated as of November 18, 2003, between Stratus Technologies, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee

4(b)	*Form of Exchange Note, issued pursuant to Indenture, dated as of November 18, 2003, between Stratus Technologies, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee (filed herewith as Exhibit 4(a))

10(a)	*Registration Rights Agreement, dated as of November 18, 2003, between Stratus Technologies, Inc. and the guarantors party thereto, on the one hand, and Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Fleet Securities, Inc., on the other

10(b)	*Purchase Agreement, dated as of November 6, 2003, between Stratus Technologies, Inc. and the guarantors party thereto, on the one hand, and Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Fleet Securities, Inc., on the other

10(c)	*Revolving Credit Agreement, dated as of November 18, 2003, between Stratus Technologies International S.à r.l., Stratus Technologies, Inc., JPMorgan Chase Bank, as administrative agent, and the other lenders and agents party thereto.

10(d)	*Collateral Agreement, dated as of November 18, 2003, executed by Stratus Technologies International S.à r.l., Stratus Equity S.à r.l., SRA Technologies Cyprus, Ltd., Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Limited, Stratus Research & Development Ltd., Cemprus Technologies, Inc., Cemprus LLC and Stratus Technologies, Inc. in favor of JPMorgan Chase Bank, as administrative agent.

10(e)	*Parent Guarantee, dated as of November 18, 2003, executed by Stratus Technologies Group, S.A., Stratus Technologies International S.à r.l., Stratus Equity S.à r.l., SRA Technologies Cyprus, Ltd., Stratus Technologies Bermuda Ltd., Stratus Technologies Ireland Limited, Stratus Research & Development Ltd., in favor of JPMorgan Chase Bank, as administrative agent.

10(f)	*Subsidiary Guarantee, dated as of November 18, 2003, executed by Cemprus Technologies, Inc. and Cemprus LLC in favor of JPMorgan Chase Bank, as administrative agent.

10(g)	*Amended and Restated Stockholders Agreement, dated as of May 23, 2003, between Stratus Technologies Group, S.A., Investcorp Stratus Limited Partnership, Stratus Holdings Limited, New Stratus Investments Limited, Intel Atlantic, Inc., Intel Capital Corp., MidOcean Capital Partners Europe L.P. (f/k/a DB Capital Partners Europe, L.P.) and certain management stockholders party thereto.

10(h)	*Stratus Technologies, Inc. Stock Incentive Plan, Restatement No. 3, February 27, 2003

10(i)	*Form of Employee Stock Option Agreement, as amended

10(j)	*Form of Management Stock Option Agreement, as amended

10(k)	*Assignment and Assumption Agreement, dated as of February 1999, between Stratus Computer, Inc. and Stratus Computer (DE), Inc.

10(l)	*# Manufacturing Services and Product Supply Agreement between Benchmark Electronics, Inc., a Texas corporation, BEI Electronics Ireland Limited, a private unlimited company organized under the laws of the Republic of Ireland and Stratus Technologies Ireland Limited dated February 27, 2002.

10(m)	*# Microsoft License Agreement for Server Operating System Products between Microsoft Licensing, Inc. and Stratus Technologies, Inc. effective March 1, 2003.

10(n)	*# Letter of Assignment dated April 9, 2002 from Hewlett-Packard Company.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

10(o)	*# Manufacturing Agreement, dated as of April 14, 2000, effective as of June 16, 1999, and First Amendment dated April 30, 2002, between Solectron South Carolina, a South Carolina corporation, and Stratus Technologies Ireland Ltd.

10(p)	* Promissory Note in the amount of $9,450,000 dated April 30, 2002, from Cemprus, LLC (f/n/a DNCP Solution LLC), in favor of Lucent Technologies, Inc.

10(q)	**# Amendment to the Microsoft License Agreement for Server Operating System Products between Microsoft Licensing, GP and Stratus Technologies, Inc. dated March 1, 2004.

10(r)	# Microsoft License Agreement for Server Operating System Products between Microsoft Licensing, GP and Stratus Technologies, Inc., effective August 1, 2004, as amended by Amendment No. 1 dated August 18, 2004 and Amendment No. 2 dated September 9, 2004.

10(s)	Waiver dated October 15, 2004 to the Revolving Credit Agreement dated November 18, 2003 among Stratus Technologies, Inc., Stratus Technologies International S.à r.l., the several lenders from time to time parties thereto and JPMorgan Chase Bank.

10(t)	# Second Amendment to the Manufacturing Agreement for Build-To-Print Systems by and between Solectron South Carolina and Stratus Technologies Ireland Limited dated October 13, 2004.

31.1	Certification of Principal Executive Officer pursuant to Rule 15d-14(a)

31.2	Certification of Principal Financial Officer pursuant to 15d-14(a)

32.1	Certifications pursuant to 18 U.S.C. 1350

*	Previously filed with the Registration Statement on Form F-4, No. 333-112764, as filed with the Securities and Exchange Commission on February 12, 2004.
**	Previously filed with Amendment 3 to the Registration Statement on Form F-4, No. 333-112764, as filed with the Securities and Exchange Commission on July 1, 2004.
#	Confidential treatment was requested for portions of these exhibits. Omitted material was filed separately with the Securities and Exchange Commission.

Exhibit 10(r)

(***) Indicates confidential material that has been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

COMPANY Name:	STRATUS TECHNOLOGIES, INC

MS Agreement Number:	51307500

Effective Date:	August 1, 2004

Expiration Date:	August 31, 2005

MICROSOFT LICENSE AGREEMENT FOR SERVER OPERATING SYSTEM PRODUCTS

This Microsoft License Agreement For Server Operating System Products (“License Agreement”) is made and entered into as of the effective date set forth above (“Effective Date”), by and between Microsoft Licensing, GP (“MS”), and the company specified above (“COMPANY”).

This License Agreement includes:

Terms and Conditions

Address Schedule

Minimum Commitment Schedule

Product Schedule - Server Products

By signing below, each party acknowledges that it has read and understood, and will act in accordance with, all of the terms set forth in the attached documents. Each party confirms that it has made no changes to the execution copy provided for signature.

MICROSOFT LICENSING, GP A general partnership organized under the laws of: State of Nevada, U.S.A		STRATUS TECHNOLOGIES, INC A company organized under the laws of: Delaware, USA	APPROVED LEGAL: EAM DATE: 7/23/04

By:	/s/ Brian Russell	By:	/s/ James A. Gargan
	(signature)		(signature)

Name:	Brian Russell	Name:	James A. Gargan
	(printed)		(printed)

Title:	OEM Accounting Manager	Title:	SVP Worldwide Marketing
	(printed)		(printed)

Date:	Jul 30 2004	Date:	July 23, 2004

NOTICE: This is an OEM distribution license. Product can only be distributed with a Customer System, as specified in Section 2 of the attached Terms and Conditions.

CONFIDENTIAL

SHIPPING AND BILLING ADDRESS SCHEDULE

COMPANY “Ship To” Address(es) for OPK(s):	COMPANY Billing Address:

Heather Mardis STRATUS TECHNOLOGIES, INC. 111 POWDERMILL RD MAYNARD, MA 01754 UNITED STATES Telephone: 1 978 461 7429 Fax: 1 978 461 3610 E-mail: heather.mardis@stratus.com

Lynn Dimauro

Supply Chain Management Group

STRATUS TECHNOLOGIES, INC

111 Powdermill Road

Maynard, MA 01754-3409

UNITED STATES

Telephone: (978) 461-7734

Fax: (978) 461-3650

E-mail: lynn.dimauro@stratus.com

Or to such other COMPANY and/or COMPANY Subsidiary address(es) as COMPANY may specify in writing from time to time.	Or to such other COMPANY address as COMPANY may specify in writing from time to time.

2

CONFIDENTIAL

TERMS AND CONDITIONS

1. Incorporation Of Business Terms Document.

This License Agreement hereby incorporates by reference all of the terms of the Microsoft Business Terms Document for OEM Customers (“BTD”) dated August 1, 2004 Number 5130750077 between MS and COMPANY, as may be revised from time to time during the term of this License Agreement by agreement of the parties. In the event of any inconsistencies between this License Agreement and the BTD, the terms of this License Agreement shall control, solely with respect to the Product(s) licensed herein.

2. License Grant.

(a) Subject to limitations in this License Agreement, including the license grant limitations set forth in Section 2 of the BTD and the obligation to pay the applicable Product royalty, MS grants to COMPANY a non-exclusive, limited license to:

(i) preinstall the Product software on a Customer System;

(ii) provide a back-up copy of the preinstalled image of the Product software on the Customer System hard disk in accordance with the specifications provided in the OEM Resource Guide and the OPK, if COMPANY elects to provide a hard disk recovery system;

(iii) distribute (directly or indirectly) and sublicense to End User Customers pursuant to the EULA for each Product the following:

(1) the preinstalled Product software (as described in Section 2(a)(i) and (ii));

(2) one (1) unit of APM, that includes one (1) copy of the Product software for recovery purposes on external media (i.e., diskette or CD-ROM) which meets the specifications set forth in the OEM Resource Guide, and any additional copies of the Product software as permitted herein;

(3) one (1) COA which, in the case of language specific COAs, must correspond to the language version of the Product; and

in each case, APM must be distributed only with the Customer System(s) identified on the Customer System Table as licensed for the particular Product(s) and only inside the Customer System package(s) unless otherwise provided in this License Agreement. COMPANY shall distribute Customer Systems with a recovery solution which includes (i) a back-up copy of the preinstalled image of the Product software on the Customer System hard disk, as set forth in Section 2(a)(ii); or (ii) recovery media, as set forth in Section 2(a)(iii)(2), except as otherwise provided in Sections 2(b) and 2(h)(ii).

(b) COMPANY may distribute a Customer System with one (1) or more Microsoft server operating system Product(s) preinstalled pursuant to Section 2(a), provided that: (i) COMPANY distributes one (1) copy of the preinstalled Product software, one (1) COA, and one (1) APM for each unit of the Product distributed; (ii) COMPANY shall not make the COA or APM available through any other means or channel, except as otherwise provided herein; (iii) COMPANY reports and pays a royalty for each such Product distributed.; (iv) COAs for each such Product are affixed to the Customer System as set forth in Section 2(e); and (v) if one or more preinstalled Product uses a language specific COA, then a COA corresponding to each language specific version of the Product must be affixed to the Customer System as set forth in Section 2(e). Notwithstanding the foregoing, COMPANY shall not be required to (i) distribute more than one (1) unit of APM (excluding COA) to a single End User Customer who acquires multiple Customer Systems with the same Product; (ii) distribute APM (excluding COA) or a hard drive recovery solution with a Customer System if an End User Customer requests in writing (i.e., via email, purchase order, request for quote, letter or facsimile) that such APM or hard drive recovery solution not be provided; or (iii) distribute a manual as part of the APM if such option is provided in an Additional Provision for such Product.

(c) (i) COMPANY may distribute a commercially reasonable number of copies of APM (excluding COA and recovery media) to an End User Customer upon such End User Customer’s request, provided that: (A) such APM corresponds to the COA affixed by COMPANY to such End User Customer’s Customer System chassis; and (B) COMPANY does not market the availability of such APM other than inside the Customer System package. Such APM may be distributed to licensed End User Customers through COMPANY’s internal service organization, which may arrange shipment of such APM by an AR.

(ii) COMPANY may distribute a commercially reasonable number of copies of recovery media to End User Customers upon request, provided that: (A) such recovery media meets the specifications set forth in the OEM Resource Guide, (B) COMPANY does not market the availability of such recovery media other than inside the Customer System package, and (C) such End User Customer’s Customer System was originally distributed with the licensed version, language version, and release of Product that corresponds to the recovery media. Such recovery media may be distributed to licensed End User Customers through COMPANY’s internal service organization, which may arrange shipment of such APM by an AR. Such recovery media may also be installed at the licensed End User Customer’s site by COMPANY’s service personnel. A list of current ARs is provided on MS OEM Online.

(iii) COMPANY authorized third-party service center(s) may also install external media upon the request of a licensed End User Customer, provided that COMPANY indemnifies MS and MS Affiliates against any claims arising from or related to such installation. The indemnity in this Section 2(c)(iii) shall survive termination or expiration of this License Agreement.

(d) (i) COMPANY and COMPANY Subsidiaries together may install and use a commercially reasonable number of each Product software (different language versions of the same Product shall not be considered separate Products) solely in connection with their internal testing of Customer Systems and only in COMPANY or COMPANY Subsidiary testing facilities. No COAs shall be required for such copies.

(e) Where the COA is provided in a label format, COMPANY shall permanently affix the COA in a readily visible location on the Customer System at the time of manufacture.

(f) COMPANY’s license rights shall extend to new Supplements following the Product(s) listed in this License Agreement. At the time of release of a Supplement (or thereafter) MS may grant to COMPANY one or more non-exclusive, limited additional rights in a Supplement Letter. If COMPANY elects to exercise any such additional rights, COMPANY shall comply with all terms and conditions specified for such additional rights in the Supplement Letter. Distribution of a Supplement by COMPANY shall constitute COMPANY’s acceptance of such terms and conditions.

(g) COMPANY shall (i) preinstall the Product software solely in accordance with the installation instructions set forth in the OPK; and (ii) make no changes or deletions to any portion of the Product unless expressly permitted in this License Agreement or in the OPK. COMPANY may use the information, tools and materials contained in the OPK solely to preinstall the Product software in accordance with the OPK.

(h) (i) COMPANY may use the OPK for the Product(s) licensed under this License Agreement separately or with a software image provided by an End User Customer to create a custom image (“Image”) on behalf of such End User Customer and may preinstall the Image on Customer Systems for COMPANY’s End User Customer provided that:

(1) COMPANY receives a customer-initiated written request to do so (i.e. via email, purchase order, request for quote, letter or facsimile). At End User Customer’s request, COMPANY may accept the EULA for the applicable Product on behalf of the End User Customer as part of the installation of the Image, provided that the End User Customer acknowledged in writing to COMPANY to have agreed to the terms of the applicable EULA as provided to the End User Customer by COMPANY; and

3

CONFIDENTIAL

(2) COMPANY may engage an OEM Third Party Installer approved by MS to create and preinstall an Image, provided that COMPANY complies with Section 2(g) of the BTD; and

(3) the Product used in the Image is the same version, language and release as specified on the COA affixed to the Customer System by COMPANY; and

(4) COMPANY may provide one (1) APM that includes a copy of the Product software for recovery purposes. COMPANY may also distribute a commercially reasonable number of copies of recovery media of the Product as used in the Image to End User Customers upon request, provided that: (A) such recovery media meets the specifications set forth in the OEM Resource Guide, (B) COMPANY does not market the availability of such recovery media other than inside the Customer System package, and (C) such recovery media is the same version, language and release as the COA affixed to the Customer System by COMPANY; and

(5) COMPANY shall keep on behalf of itself and COMPANY Subsidiaries, and require any third party installers to keep, all usual and proper records regarding creation and preinstallation of Images, including the number of Images distributed in each calendar month. COMPANY shall provide such records to MS upon written request.

(6) COMPANY agrees not to provide any End User Customer or such End User Customer’s agents with a copy of or access to an OPK.

(ii) If the End User Customer is exercising its “Use of Previous Version of Software” right granted in the EULA for a Windows Server 2003 Product, and COMPANY chooses to act as an agent for such End User Customer to install a previous version of a Microsoft server operating system release specified in the Windows Server 2003 EULA (“Downgrade Software”) using the End User Customer’s copy of the Downgrade Software, then COMPANY shall affix a Windows Server 2003 COA to the Customer System. COMPANY may use the OPK for the Products COMPANY is licensed for under this License Agreement to install the Downgrade Software on behalf of the End User Customer. No additional royalty shall be due for a copy of the Downgrade Software installed pursuant to this Section. COMPANY may include one (1) copy of such Windows Server 2003 Product on external media with such Customer System in accordance with the specifications for external media in the OEM Resource Guide. For purposes of clarification only, any rights exercised on behalf of an End User Customer pursuant to this Section 2(h)(ii) are limited to those rights granted in the Windows Server 2003 EULA.

(iii) COMPANY shall defend, indemnify and hold MS and MS Affiliates harmless from and against any damages, claims, costs, judgments (or settlements to which COMPANY consents) and expenses (including reasonable attorneys’ fees) arising from any unlicensed software product(s) (including, without limitation, all MSCORP software products) on the Image or in the image created by COMPANY on behalf of an End User Customer pursuant to its use of the Downgrade Software. The indemnity in this Section 2(h)(iii) shall survive termination or expiration of this License Agreement.

(iv) COMPANY agrees that this Section 2(h) in no way relieves COMPANY of its royalty obligations regarding the Product(s) preinstalled as part of the Image or for the Product(s) that allow for the use of Downgrade Software, nor does it create a general exception to any other MS or MS Affiliate license agreement or program in which COMPANY may participate.

(i) In connection with the rights granted in Section 2(h)(i) above, provided that COMPANY complies with the requirements in Sections 2(h) above, COMPANY may provide an End User Customer with a single copy of the Product(s) preinstalled on the hard drive of a Customer System (“Hard Drive Image”), and distribute the Hard Drive Image with or separately from the Customer System to the End User Customers who may customize the Hard Drive Image to create the Image. Such End User Customer shall return the customized Hard Drive Image to COMPANY. COMPANY shall notify the End User Customer that the contents of the Hard Drive Image may only be used for testing, evaluation and creation of the Image. COMPANY shall permanently affix a revenue-bearing COA on such hard drive or Customer System. COMPANY may return such COA for a credit, provided COMPANY returns the COA in accordance with the COA return requirements of Section 6 of the BTD and the COA procedures of the OEM Resource Guide.

COMPANY agrees that this Section 2(i) in no way relieves COMPANY of its royalty obligations regarding the Product(s) either preinstalled or distributed to the End User Customer as part of the Hard Drive Image or the Image, nor does it create a general exception to any other MS or MS Affiliate license agreement or program in which COMPANY may participate.

(j) COMPANY’s license rights shall be worldwide.

(k) Except as otherwise provided in this License Agreement, COMPANY may distribute Product in only one (1) language and release for use with each Customer System. COMPANY may choose any language for which it is licensed, except as otherwise provided in an Additional Provision listed in the Product Schedule(s) with respect to the Product(s).

(l) COMPANY shall comply with the Additional Provisions listed in the Product Schedule(s) with respect to the Product(s). In the event of any inconsistencies between an Additional Provision and any other provision in this License Agreement, the terms of such Additional Provision shall control, solely with respect to the Product(s) to which such Additional Provision is applicable.

(m) COMPANY may supplement, but shall not modify or translate Product End User Customer documentation. COMPANY shall not remove or modify the package contents of APM.

(n) (i) COMPANY may grant to COMPANY Subsidiaries the limited rights granted to COMPANY in Section 2, as well as any rights MS may grant to COMPANY for Products licensed herein under a Supplement notice during the term hereof, subject to all the terms and conditions set forth in this License Agreement.

(ii) COMPANY may grant to its OEM Third Party Installers the limited rights set forth in the OEM Third Party Installer Agreement (Version 6.0 or higher).

(o) (i) COMPANY’s license is limited to sublicense of the Product by COMPANY and distribution either directly or indirectly to End User Customers for use pursuant to the EULA for each Product.

(ii) If the Product is distributed with a Customer System that is designed to be used without a monitor, keyboard and mouse, COMPANY may suppress the on-screen EULA in accordance with the instructions provided in the OPK. In such event, COMPANY shall distribute a paper EULA for the Product as acquired from an AR with such Customer System. If COMPANY distributes the same Product with multiple such Customer Systems to the same End User Customer, COMPANY may distribute a single paper EULA for such Product with such Customer Systems, provided that the number of Product licenses COMPANY shall conspicuously indicate on a paper addendum accompanying such EULA matches the number of copies of Product installed or to be installed on the Customer Systems. COMPANY shall place a notice (i) over either

4

CONFIDENTIAL

the Customer System power switch in the “off” position or the power inlet connector which informs the End User Customer that turning on the Customer System indicates acceptance of the terms of the paper EULA, and (ii) conspicuously printed on, or displayed on a break-the-seal label affixed to, the packaging of any external media distributed for use on such Customer System which informs the End User Customer that opening the packaging indicates acceptance of the terms of the paper EULA. COMPANY shall translate such notice in the appropriate language version(s) for the jurisdiction(s) in or into which COMPANY distributes the Customer Systems. COMPANY may use an alternative procedure, subject to MS’ review and approval, provided that (i) the End User Customer is required to take some affirmative action to use or install the Product software, such as breaking a seal; (ii) the End User Customer is advised that taking such action indicates acceptance of the terms and conditions of the EULA; and (iii) the End User Customer has the opportunity to read the EULA and the applicable warranty in its entirety before taking such action.

3. Additional Royalty and Payment Terms.

(a) For those Products licensed on a “per system” basis, COMPANY shall pay the royalty rate listed in the Product Schedule(s) for each licensed Customer System distributed during the term of this License Agreement. For those Products licensed on a “per copy” basis, COMPANY shall pay the royalty rate listed in the Product Schedule(s) for each unit of Product distributed with a Customer System during the term of this License Agreement. No royalty rate shall be due for recovery media distributed pursuant to Sections 2(c)(ii) and Section 2(h)(i)(4), and for copies of Product reproduced for testing pursuant to Section 2(d).

(b) COMPANY shall pay to MS the applicable royalty in accordance with COMPANY’s reports and payment terms as set forth in Section 3(a) of the BTD. Late payment shall be subject to Section 3(b) of the BTD. All Products licensed pursuant to this License Agreement shall be Type I, except as otherwise provided in the Product Schedule for such Product(s).

(c) (i) COMPANY shall pay MS: (A) the minimum commitment amounts set forth in the Minimum Commitment Schedule attached hereto and such amounts shall be due on the dates set forth in the Minimum Commitment Schedule; and (B) the amounts by which cumulative royalties due exceed minimum commitment amounts paid during the term of this License Agreement, due in accordance with Section 3 of the BTD. Late payment shall be subject to the charges set forth in Section 3(b) of the BTD.

(ii) The amount by which cumulative royalty payments exceed the cumulative minimum commitment amounts then payable under this License Agreement shall be calculated when minimum commitment payments are due and the excess amount shall be referred to as “Excess Royalties”. Excess Royalties, if any, shall be applied to reduce minimum commitment payments due under this License Agreement.

(iii) To the extent that cumulative minimum commitment amounts paid exceed the cumulative royalties due as of the date when a minimum commitment amount is due under this License Agreement, such excess shall be referred to as a “Shortfall Balance”. A Shortfall Balance shall only be recoupable against future royalties under this License Agreement (A) to the extent, and for the amount, that such future royalties exceed the then due minimum commitment amount; and (B) if such minimum commitment payment occurs during the term of this License Agreement. Shortfall Balance is not recoupable against payments made to the Authorized Replicator.

(iv) To the extent that COMPANY is deemed to have accepted Product as set forth in Section 5 of the BTD, minimum commitment amounts paid under this License Agreement are not refundable.

(v) Any amounts credited to COMPANY in accordance with Section 3 of the BTD shall not exceed an amount equal to Excess Royalties paid under this License Agreement.

(d) The Default Charge for each Product licensed under this License Agreement shall be one hundred and thirty percent (130%) of the royalty set forth in the Product Schedule for such Product minus the applicable royalty paid for the Product. In the event the applicable royalty has not been paid for the Product, the Default Charge shall be one hundred and thirty percent (130%) of the royalty set forth in the Product Schedule for such Product.

(e) MS may require ARs to decline or limit orders for Product placed by COMPANY or any COMPANY Subsidiary in quantities beyond those which, in MS’ reasonable opinion, are greater than COMPANY will be able to distribute or make timely payment for in compliance with the terms of this License Agreement.

4. License Term.

The term of this License Agreement shall run from the Effective Date until one (1) year from the end of the calendar month in which the Effective Date occurs.

5. Entire Agreement.

Upon execution by both parties, this License Agreement together with the BTD as incorporated herein and the documents referenced herein shall constitute the entire agreement between the parties with respect to the subject matter hereof and merges all prior and contemporaneous communications.

5

CONFIDENTIAL

MINIMUM COMMITMENT SCHEDULE

First Period of This Agreement
Date	Payment Amount (US$)		Cumulative Amount of Payments for Period (US$)
Signing of License Agreement (payment due upon signing)	US$	(***)	US$	(***)
October 31, 2004	US$	(***)	US$	(***)
January 31, 2005	US$	(***)	US$	(***)
April 30, 2005	US$	(***)	US$	(***)
July 31, 2005	US$	(***)	US$	(***)
Total First Period Minimum Commitment	US$	(***)

6

CONFIDENTIAL

PRODUCT SCHEDULE

SERVER PRODUCTS

(Processor Version: Pentium or Itanium, or Comparable)

PRODUCT TABLE

Product Name And Version*	Language Versions**	Applicable Additional Provisions	Royalty***		Basis	Billing Type****
Microsoft® Client Access License Pack for Microsoft® Windows® 2000 Server Products (5 CAL Version)	DE, EN, ES, FR, JA, KO, XT, ZH	(395), (430), (989)	US$	(***)	Per (***)	Type (***)

Microsoft® Device Access License Pack for Windows® Server 2003 Products, (5 Device CAL Version)	CS, DE, EN, ES, FR, HU, IT, JA, KO, NL, PL, PT, RU, SV, TR, XT, ZH	(395), (831)	US$	(***)	Per (***)	Type (***)

Microsoft® User Client Access License Pack for Microsoft® Windows® Server 2003 Products (5 User CAL Version)	CS, DE, EN, ES, FR, HU, IT, JA, KO, NL, PL, PT, RU, SV, TR, XT, ZH	(395), (831)	US$	(***)	Per (***)	Type (***)

Microsoft® Windows® 2000 Advanced Server (1-8 Processor, 25 CAL Version)	DE, EN, ES, FR, KO, XT, ZH	(26), (57), (58), (59), (62), (64), (395), (549), (550), (659), (724), (827), (830), (899), (989)	US$	(***)	Per (***)	Type (***)

Microsoft® Windows® 2000 Advanced Server (1-8 Processor, 25 CAL Version) (Japanese)	JA	(26), (57), (58), (59), (62), (64), (395), (549), (550), (659), (724), (827), (830), (989)	US$	(***)	Per (***)	Type (***)

Microsoft® Windows® Server 2003, 32-bit Enterprise Edition (1-2 Processor Version, 25 CAL Version)	DE, EN, ES, FR, JA, KO, XT, ZH	(26), (57), (59), (62), (64), (395), (549), (550), (599), (659), (827), (828), (829), (830), (874)	US$	(***)	Per (***)	Type (***)

Microsoft® Windows® Server 2003, 32-bit Enterprise Edition (1-8 Processor Version, 25 CAL Version)	B3, CS, DE, EN, ES, FR, HU, IT, JA, KO, NL, PL, PT, RU, SV, TR, XC, XT, ZH	(26), (57), (59), (62), (64), (395), (549), (550), (599), (659), (827), (828), (829), (830), (899)	US$	(***)	Per (***)	Type (***)

Microsoft® Windows® Server 2003, Enterprise Edition for 64-bit Itanium®-based systems (1-8 Processor, 25 CAL Version)	DE, EN, FR, JA	(26), (57), (59), (62), (64), (395), (549), (550), (659), (827), (828), (829), (830)	US$	(***)	Per (***)	Type (***)

Microsoft® Windows® Server 2003, Standard Edition (1-4 Processor Version, 5 CAL Version)	B3, CS, DE, EN, ES, FR, HU, IT, JA, NL, PL, PT, SV, XC, ZH	(26), (57), (59), (62), (64), (395), (550), (599), (659), (827), (829), (830), (899)	US$	(***)	Per (***)	Type (***)

Microsoft® Windows® Server 2003, Standard Edition (1-4 Processor Version, 5 CAL Version)	KO	(26), (57), (59), (62), (64), (395), (550), (599), (659), (827), (829), (830)	US$	(***)	Per (***)	Type (***)

Microsoft® Windows® Server 2003, Standard Edition (1-4 Processor Version, 5 CAL Version)	XT	(26), (57), (59), (62), (64), (395), (550), (599), (659), (827), (829), (830)	US$	(***)	Per (***)	Type (***)

**	Language Version Key: Please refer to the Language Version Key in the OEM Resource Guide for explanation of Language Version codes. A product may not be available in all language versions. Specific language versions are licensed on an “if and as available” basis.
***	A Product is not licensed hereunder unless royalty rate(s) are indicated in the Product Table. Such Product is only licensed to be distributed with Customer System(s) identified in the Customer System(s) Table as being licensed for the particular Product.
****	Billing Type: “Type I” means Shipment - based on shipments to COMPANY by MS or AR; “Type II” means OEM Report - based on COMPANY royalty reports.

7

CONFIDENTIAL

ADDITIONAL PROVISIONS

(Note: Only those Additional Provisions applicable to licensed Product(s) may appear. Section numbering may not be consecutive.)

(26) COMPANY may install one or more language versions (listed in the Language Version box above) of Product software with each applicable Customer System provided COMPANY shall:

(a) use a utility which allows the End User Customer to choose one (1), and only one (1), language version of Product for the Customer System. Any backup or recovery copy of the Product, shall give End User Customers access to install or recover only one (1) language version of the Product;

(b) clearly indicate to End User Customers, including without limitation, in advertising and on Customer System packaging that shall be translated and adapted as necessary for any region to which COMPANY distributes the Product, that End User Customers shall have access to one (1) language version only;

(c) defend MS and MSCORP against, and pay the amount of any final adverse judgment (or settlement to which COMPANY consents) arising from third party claims or demands resulting from COMPANY’s failure to adequately inform End User Customers receiving multiple language versions that they are not entitled to use more than one (1) language version of the Product; and

(d) pay the highest royalty applicable to the language versions distributed.

COMPANY may distribute more than one (1) language version of the APM, excluding any recovery or external media, with the Product; provided that COMPANY has installed such language version on the Customer System.

(57) In order to support End User Customers of the Product, COMPANY agrees to employ at all times at least one support technician who has successfully completed, at COMPANY’s expense, the Microsoft Certified Professional program for the licensed version of the Product (or if applicable, for the Windows server operating system component), or if not available, then the Microsoft Certified Professional program for Windows 2000 server operating systems.

(58) At present, the EULA for the Product provides for a specified number of Client Access Licenses (“CALs”). The number of CALs determines the maximum number of computers or workstations connected to the Customer System(s) which may access certain basic network services as described in the EULA. The number of CALs included for the Product is indicated in the Product Table above.

(59) Though the OPK for the Product may include versions of the Product designed for various microprocessor architectures, COMPANY is licensed to distribute the Product only with and for use on Customer System(s) based on the microprocessor architecture specified at the top of the Product Schedule.

(62) (a) If a Customer System(s) is licensed on a per system basis for the Product and for one or more other MS operating system products, then COMPANY shall pay MS the royalty for the MS operating system product distributed with such Customer System(s), or in the event no MS operating system product is distributed with such Customer System(s), COMPANY shall pay MS the highest royalty applicable to any licensed language or regional versions of the MS operating system product with the lowest royalty rate(s) that is licensed on a per system basis with such Customer System(s).

(b) COMPANY may not distribute both the Product and any other MS operating system product with the same Customer System(s).

(64) COMPANY is not licensed to distribute a processor version of the Product on a Customer System that includes more processors than the highest number of processors listed for such version in the Product Table. For purposes of this License Agreement, “processor” means a physical processor or central processing unit (CPU).

(395) MS will provide to COMPANY OEM Sales-Out Reporting Guidelines, which may be revised from time to time during the term of this License Agreement. COMPANY shall provide, on a monthly basis, customer sales reports for the Product (“Sales-Out Reports”), which shall include all information required by the then current OEM Sales-Out Reporting Guidelines. COMPANY shall take all steps necessary to ensure that COMPANY’s collection and provision of information contained in the Sales-Out Reports will comply with all applicable national data protection laws. In addition, if an End User Customer is an individual, COMPANY shall notify and obtain permission from the End User Customer for transfer and use of information by MS. If permission is not obtained, COMPANY shall report the name and address for the business organization with which the individual is affiliated (if any), and shall not report such information for the individual.

(430) COMPANY may distribute Client Access License Packs for Windows 2000 Server Products only (i) packaged with new Customer Systems distributed with a Windows 2000 Server Product or (ii) to existing End User Customers of previously distributed Customer Systems on which a Windows 2000 Server Product is installed.

(549) (a) Except as described in subsection (b) below, COMPANY shall (***) the Product only with Customer Systems (***) of (***) up to, and (***) in (***).

(b) (i) COMPANY also may (***) the Product with a (***) Customer System that is (***) with and (***), and (***), (A) for a (***) in an (***) or (***) or (B) for a (***) in an (***) or (***). For (***) of this Additional Provision, a (***) Customer System shall mean a Customer System that (A) (***) or (***), and which (***) is (***) by (***) the (***) (or (***)) (***), and (B) does not (***).

8

CONFIDENTIAL

(ii) For (***) of this subsection (b) only, a (***) Customer System may be (***) or (***) of (***) or (***) and (***) as (***) Customer System. For (***) Customer Systems that (***) of (***), (A) COMPANY may (***) of the Product (***) or (***) on (***), (B) the (***) described in Additional Provision (***) shall be (***) on the (***) of (***) in the (***), (C) the (***) shall not (***), and (D) (***) is (***) of (***) in an (***) or (***).

(iii) For (***) of (***) the (***) of (***) in a (***) Customer System, (***) in an (***) or (***) is (***) and (***) or (***) is (***). Notwithstanding the foregoing, in no event shall (i) Windows (***) Server be (***) in a (***) Customer System (***) of (***) in an (***) or (***) and (ii) Windows (***) Product and the Windows (***) for (***) Product be (***) in a (***) Customer System with (***) in an (***) or (***).

(550) (a) (***) is the (***) or (***) of at (***) the (***), (***), and (***) of a Customer System into (***), such that (***) (a (***)) is (***) of (***) a (***) of the Product.

(b) A Customer System that (***) ((***) Customer System”) may be (***) with (***) of the Product (***) a (***). COMPANY shall (***) and (***) for (***) with (***) of the Product (***) the Product is (***) by COMPANY or by an End User Customer (if authorized by this License Agreement). COMPANY is responsible for instructing such End User Customer that it may install (***) of (***) of Product for which COMPANY (***).

(c) COMPANY is (***) to (***) a (***) of the Product on a (***) Customer System (***) the (***) of (***) a (***) the Product is (***) the (***) of (***) listed for (***) in the Product Table above.

(d) Notwithstanding anything to the contrary in this License Agreement, if COMPANY (***) the Product installed or to be installed on (***) of a (***) Customer System, COMPANY is not required to (***) more than (***) of APM for the Product with such (***) Customer System.

(599) Under the terms of the EULA, use of the Product will be limited to the first thirty (30) days after the End User Customer first launches the Product, unless (i) the End User Customer activates the Product with MSCORP in the manner described in the Product during launch or (ii) COMPANY has used the system locked preinstallation tool (the “SLP tool”) contained in the OPK to bypass the activation feature of the Product. Unless COMPANY has properly used the SLP tool on both the preinstalled image and recovery media, COMPANY shall provide the following or substantially similar notice in a clear and conspicuous manner to End User Customers prior to their acquiring the Product (e.g., in advertisements, Customer System packaging or point of purchase materials):

“Certain Microsoft® software product(s) included with this computer may use technological measures for copy protection. IN SUCH EVENT, YOU WILL NOT BE ABLE TO USE THE PRODUCT IF YOU DO NOT FULLY COMPLY WITH THE PRODUCT ACTIVATION PROCEDURES. Product activation procedures and Microsoft’s privacy policy will be detailed during initial launch of the product, or upon certain reinstallations of the software product(s) or reconfigurations of this computer, and may be completed by Internet or telephone (toll charges may apply).”

COMPANY shall defend MS and MSCORP, and pay the amount of any final adverse judgment (or settlement to which COMPANY consents) arising from third party claims or demands resulting from COMPANY’s failure to provide the notice as required above.

(659) In lieu of preinstalling the Product software pursuant to Sections 2(a)(iii)(1) and (2) of this License Agreement, COMPANY may distribute one (1) copy of the Product software on COMPANY-branded external media (i.e., diskette or CD-ROM) inside the Customer System package for (i) installation by COMPANY on the Customer System at the End User Customer’s location; or (ii) installation by COMPANY’s End User Customer on the Customer System pursuant to COMPANY’s instructions, which shall be consistent with this License Agreement. For the 32-bit version of the Product, COMPANY shall ensure that such copy of the Product software on external media is BIOS-locked in accordance with the specifications set forth in the OEM Resource Guide. Furthermore, for the 32-bit version of the Windows Server 2003 Product, COMPANY shall ensure that such copy of the Product software on external media also either (i) requires activation or (ii) is system locked through COMPANY’s use of the system locked preinstallation tool (the “SLP Tool”) contained in the OPK to bypass the activation feature of the Product.

(724) COMPANY may pre-populate the Product key on behalf of the End User Customer provided that (i) such Product key matches the unique number provided by MS to COMPANY for COMPANY’s preinstallation of the Product, (ii) the Customer System is designed to be used without a monitor, keyboard and mouse, and (iii) the Terminal Services Licensing service as defined in the Product documentation is not installed, unless this service is installed at the End User Customer’s request as part of an Image in accordance with Section 2(h) of this License Agreement.

(827) The OPK for the Product includes Customer Support Diagnostics Tools (“CSD”), which provide diagnostic and debugging information on the Product running on a Customer System. COMPANY may (i) install CSD as part of the Product, (ii) distribute CSD on external media inside the Customer System package, or (iii) provide CSD on external media to an existing End User Customer of a Customer System installed with the Product. COMPANY may distribute not more than one (1) copy of CSD for each copy of the Product distributed. CSD on external media shall be reproduced only by an AR.

(828) The OPK for the Product includes Windows Systems Resource Manager (“WSRM”), which enables resource administration of the Product. COMPANY may (i) install WSRM as part of the Product, (ii) distribute WSRM on external media inside the Customer System package, or (iii) provide WSRM on external media to an existing End User Customer of a Customer System installed with the Product. COMPANY may distribute not more than one (1) copy of WSRM for each copy of the Product distributed. WSRM on external media shall be reproduced only by an AR.

(829) This Product includes the number of Client Access Licenses (“CALs”) indicated in the Product Table above.

9

CONFIDENTIAL

(830) (a) COMPANY may grant an End User Customer who acquires a new, COMPANY-branded Customer System distributed with a version of this Product that has been updated to include one or more Supplements or is a custom image (“New Product”) the right to install and use a copy of the New Product on its previously acquired, COMPANY-branded Customer System(s) installed with an earlier version of this Product, pursuant to the addendum to the EULA provided below. If COMPANY elects to grant such rights, COMPANY shall complete and deliver the following addendum to the EULA for the New Product to such End User Customer:

ADDENDUM TO THE END USER LICENSE AGREEMENT FOR <<COMPANY to fill in full name of the New

Product>> (“EULA”)

This addendum (“Addendum”) provides additional rights with respect to the Server Software portion of the software product identified above as licensed to you by Manufacturer. By installing, copying or otherwise using the Server Software as described below, you agree to be bound by the terms set forth below. If you do not agree to be bound by these terms, you may not install the Server Software as described below. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the EULA.

ADDITIONAL RIGHTS. In addition to the rights and restrictions stated in the EULA, Manufacturer grants you the following rights:

You may install, use, access, display and run one copy of the Server Software on each of your existing <<COMPANY to fill out Customer System model name/number>> servers (each an “Other Server”) in lieu of the copy of <<COMPANY to fill out full name of the Product>> you acquired with the Other Server (“Other Copy”), provided that (i) the Other Server carries Manufacturer’s brand name, (ii) the Other Copy is validly licensed to you with the Other Server under an end user license agreement between you and Manufacturer and (iii) you remove the Other Copy from the Other Server. Your use of the Server Software on the Other Server is subject to the terms of the EULA.

(b) COMPANY shall keep records relating to the number of licenses granted under subsection (a) above. COMPANY shall provide such records to MS upon MS’ request.

(831) COMPANY may distribute Client Access License Packs for Windows Server 2003 Products only (i) packaged with new Customer Systems distributed with a Windows Server 2003 Product or (ii) to existing End User Customers of previously distributed Customer Systems on which a Windows Server 2003 Product is installed.

(874) (a) COMPANY shall (***) the Product only with (***) Customer Systems that is (***) with and (***), and (***) in an (***) or (***). For (***) of the Additional Provision, a (***) Customer System shall mean a Customer System that (A) (***), and which (***) is (***) by (***) the (***) (or (***))(***), and (B) does not (***). For (***) of this subsection (a) only, a (***) Customer System may be (***) or (***) of (***) or (***) and (***) as (***) Customer System.

(b) For (***) Customer Systems that (***) of (***), the following shall apply: (1) COMPANY may (***) of the Product for (***) or (***) on (***), (2) the (***) shall not (***), (3) the (***) in Additional Provision (***) shall be (***) on the (***) of (***) in the (***). For (***) of (***) the (***) of (***) in a (***) Customer System, (***) in an (***) or (***) is (***) and (***) or (***) is (***), and (4) (***) must be (***) of (***) a (***) of (***) in an (***) or (***).

(c) Notwithstanding the foregoing, in no event shall the Product be (***) in a (***) Customer System with (***) of (***) in an (***) or (***).

(899) The Traditional Chinese language version for Hong Kong (B3) of this Product may not be directly or indirectly distributed within the geographical boundaries of Taiwan. The Traditional Chinese language version (ZH) of this Product may not be directly or indirectly distributed within the geographical boundaries of the People’s Republic of China (including Hong Kong and Macau). COMPANY shall advise its dealers, distributors and others in its distribution channels of such distribution limitations.

(989) COMPANY’s license to preinstall, copy and/or distribute this Product shall expire on the earlier of (i) October 31, 2004, or (ii) the expiration or termination of this License Agreement.

CUSTOMER SYSTEM(S) DEFINITION

COMPANY’s Customer System(s) shall be the assembled computer systems identified in the Customer System(s) Table below which (i) are described in the table below, (ii) are capable of (A) running a copy of the Product software, (B) processing input, (C) displaying (locally or remotely) the Product user interface, and (iii) include at least a central processing unit, a motherboard, and memory. For each Product which COMPANY chooses to license for distribution with the listed Customer System(s), the letter “s” or “c” in the relevant box indicates whether COMPANY is licensing the Product on a “per system” or “per copy” basis, respectively. New models may be added by agreement of the parties.

At COMPANY’s option, for purposes of administrative convenience, COMPANY may designate models by model line or series, (e.g., “Jaguar model line”, “Jaguar Pro series”, “Jaguar Pro 750 model line”, or “Jaguar Pro 950 series”). Customer System(s) defined by model line or series shall include all present models which include the designated model line or series name, (e.g., “Jaguar Pro model line” includes Jaguar Pro,

10

CONFIDENTIAL

Jaguar Pro 950, Jaguar Pro S; “Jaguar series” includes Jaguar, Jaguar Pro, Jaguar Pro 950, Jaguar S400; “Jaguar Pro 950 series” includes Jaguar Pro 950, Jaguar Pro 955).

Product Number Key: Please refer to the Product Number in the Product Table above.

Product Number	Product Name and Version
13797	Microsoft® Client Access License Pack for Microsoft® Windows® 2000 Server Products (5 CAL Version)
18379	Microsoft® Device Access License Pack for Windows® Server 2003 Products, (5 Device CAL Version)
18380	Microsoft® User Client Access License Pack for Microsoft® Windows® Server 2003 Products (5 User CAL Version)
13351	Microsoft® Windows® 2000 Advanced Server (1-8 Processor, 25 CAL Version)
18035	Microsoft® Windows® 2000 Advanced Server (1-8 Processor, 25 CAL Version) (Japanese)
18473	Microsoft® Windows® Server 2003, 32-bit Enterprise Edition (1-2 Processor Version, 25 CAL Version)
18389	Microsoft® Windows® Server 2003, 32-bit Enterprise Edition (1-8 Processor Version, 25 CAL Version)
18917	Microsoft® Windows® Server 2003, Enterprise Edition for 64-bit Itanium®-based systems (1-8 Processor, 25 CAL Version)
18398	Microsoft® Windows® Server 2003, Standard Edition (1-4 Processor Version, 5 CAL Version)
18588	Microsoft® Windows® Server 2003, Standard Edition (1-4 Processor Version, 5 CAL Version)(Korean)
18552	Microsoft® Windows® Server 2003, Standard Edition (1-4 Processor Version, 5 CAL Version)(Simplified Chinese)

Royalty Basis Key: C = per copy; S = per system; if Product box is blank in the Customer System(s) Table below, such Product is not licensed for distribution with the listed Customer System(s).

CUSTOMER SYSTEM(S) TABLE

Model Name/Model Number	Processor	13351	13797	18035	18379	18380	18389	18398
Stratus ftServer Series	PENTIUM 4 OR COMPARABLE	(***)	(***)	(***)	(***)	(***)	(***)	(***)

Model Name/Model Number	Processor	18473	18917	18588	18552
Stratus ftServer Series	PENTIUM 4 OR COMPARABLE	(***)	(***)	(***)	(***)

11

CONFIDENTIAL

COMPANY represents and warrants that the names and numbers indicated in the Model Name or Model Number column in the table above accurately denote the actual designation used by COMPANY to identify the listed models (on the Customer System case and in COMPANY’s internal books and records).

COMPANY AND COMPANY SUBSIDIARIES BRAND NAMES AND TRADEMARKS

If COMPANY Customer Systems are marketed or distributed under COMPANY’s or COMPANY Subsidiaries’ brand names and trademarks, which do not include COMPANY’s name, those brand names and trademarks must be listed below.

Brand Name & Trademarks
ftServer

12

CONFIDENTIAL

DRAFT 2

Amendment Number:	1

Amendment Date:	August 1, 2004

COMPANY Name:	STRATUS TECHNOLOGIES, INC.

MS Agreement Number:	5139240005

Agreement Effective Date:	August 1, 2004

AMENDMENT TO

MICROSOFT LICENSE AGREEMENT FOR SERVER OPERATING SYSTEM PRODUCTS

Effective as of the Amendment Date indicated above, each party agrees the Microsoft License Agreement for Server Products (“License Agreement”) is amended as follows:

1.	Additional Provision (874) is deleted from all applicable Product Schedules of the License Agreement in its entirety and replaced with the following Additional Provision (874) in all applicable Product Schedules of the License Agreement:

“(874) (a) COMPANY shall (***) the Product only with (***) Customer Systems that is (***) with and (***), and (***) in an (***) or (***). For (***) of the Additional Provision, a (***) Customer System shall mean a Customer System that (A) (***), and which (***) is (***) by (***) the (***) (or (***))(***), and (B) does not (***). For (***) of this subsection (a) only, a (***) Customer System may be (***) or (***) of (***) or (***) and (***) as (***) Customer System.

(b) For (***) Customer Systems that (***) of (***), the following shall apply: (1) COMPANY may (***) of the Product (***) or (***) on (***), (2) the (***) shall (***), (3) the (***) in Additional Provision (***) shall be (***) on the (***) of (***) in the (***). For (***) of (***) the (***) of (***) in a (***) Customer System, (***) in an (***) or (***) is (***) and (***) or (***) is (***), and (4) (***) must be (***) of (***) a (***) of (***) in an (***) or (***).

(c) Notwithstanding the foregoing, in no event shall the Product be (***) in a (***) Customer System with (***) of (***) in an (***) or (***).”

All capitalized terms shall have the same meanings as defined in the License Agreement. The terms of this Amendment shall supersede any inconsistent terms contained in the License Agreement.

By signing below, each party acknowledges that it has read and understood, and will act in accordance with, all of the terms set forth in the attached documents.

MICROSOFT LICENSING, GP A general partnership organized under the laws of: State of Nevada, U.S.A.		STRATUS TECHNOLOGIES, INC. A company organized under the laws of: State of Delaware, U.S.A.

By:	/s/ Brian Russell	By:	/s/ Frederick S. Prifty
	(signature)		(signature)

Name:	Brian Russell	Name:	Frederick S. Prifty
	(printed)		(printed)

Title:	OEM Accounting Manager	Title:	Vice President
	(printed)		(printed)

Date:	Aug 18 2004	Date:	August 9, 2004

APPROVED

LEGAL: EAM

DATE: 8/9/04

CONFIDENTIAL

Amendment Number:	2

Amendment Date:	August 1, 2004

COMPANY Name:	STRATUS TECHNOLOGIES, INC.

MS Agreement Number:	5139240005

Agreement Effective Date:	August 1, 2004

AMENDMENT TO

MICROSOFT LICENSE AGREEMENT FOR SERVER OPERATING SYSTEM PRODUCTS

Effective as of the Amendment Date indicated above, each party agrees the Microsoft License Agreement for Server Products (“License Agreement”) is amended as follows:

1.	The PRODUCT SCHEDULE – SERVER PRODUCTS is deleted in its entirety and replaced with the attached PRODUCT SCHEDULE – SERVER PRODUCTS

All capitalized terms shall have the same meanings as defined in the License Agreement. The terms of this Amendment shall supersede any inconsistent terms contained in the License Agreement.

By signing below, each party acknowledges that it has read and understood, and will act in accordance with, all of the terms set forth in the attached documents.

MICROSOFT LICENSING, GP A general partnership organized under the laws of: State of Nevada, U.S.A.		STRATUS TECHNOLOGIES, INC. A company organized under the laws of: State of Delaware, U.S.A.

By:	/s/ Brian Russell	By:	/s/ James A. Gargan
	(signature)		(signature)

Name:	Brian Russell	Name:	James A. Gargan
	(printed)		(printed)

Title:	OEM Accounting Manager	Title:	SVP Chief Marketing Officer
	(printed)		(printed)

Date:	Sep 09 2004	Date:	9/7/2004

APPROVED

LEGAL: JER

DATE: 9-7-04

CONFIDENTIAL

PRODUCT SCHEDULE

SERVER PRODUCTS

(Processor Version: Pentium or Itanium, or Comparable)

PRODUCT TABLE

Product Number	Product Name And Version*	Language Versions**	Applicable Additional Provisions	Royalty***	Basis	Billing Type****
13797	Microsoft® Client Access License Pack for Microsoft® Windows® 2000 Server Products (5 CAL Version)	DE, EN, ES, FR, JA, KO, XT, ZH	(395), (430), (989)	US$(***)	Per (***)	Type (***)

18379	Microsoft® Device Access License Pack for Windows® Server 2003 Products, (5 Device CAL Version)	CS, DE, EN, ES, FR, HU, IT, JA, KO, NL, PL, PT, RU, SV, TR, XT, ZH	(395), (831)	US$(***)	Per (***)	Type (***)

18380	Microsoft® User Client Access License Pack for Microsoft® Windows® Server 2003 Products (5 User CAL Version)	CS, DE, EN, ES, FR, HU, IT, JA, KO, NL, PL, PT, RU, SV, TR, XT, ZH	(395), (831)	US$(***)	Per (***)	Type (***)

13351	Microsoft® Windows® 2000 Advanced Server (1-8 Processor, 25 CAL Version)	DE, EN, ES, FR, KO, XT, ZH	(26), (57), (58), (59), (62), (64), (395), (549), (550), (659), (724), (827), (830), (899), (989)	US$(***)	Per (***)	Type (***)

18065	Microsoft® Windows® 2000 Advanced Server (1-8 Processor, 25 CAL Version) (Japanese)	JA	(26), (57), (58), (59), (62), (64), (395), (549), (550), (659), (724), (827), (830), (989)	US$(***)	Per (***)	Type (***)

18473	Microsoft® Windows® Server 2003, 32-bit Enterprise Edition (1-2 Processor Version, 25 CAL Version)	DE, EN, ES, FR, JA, KO, XT, ZH	(26), (57), (59), (62), (64), (395), (549), (550), (599), (659), (827), (828), (829), (830), (874)	US$(***)	Per (***)	Type (***)

18389	Microsoft® Windows® Server 2003, 32-bit Enterprise Edition (1-8 Processor Version, 25 CAL Version)	B3, CS, DE, EN, ES, FR, HU, IT, JA, KO, NL, PL, PT, RU, SV, TR, XC, XT, ZH	(26), (57), (59), (62), (64), (395), (549), (550), (599), (659), (827), (828), (829), (830), (899)	US$(***)	Per (***)	Type (***)

18917	Microsoft® Windows® Server 2003, Enterprise Edition for 64-bit Itanium®-based systems (1-8 Processor, 25 CAL Version)	DE, EN, FR, JA	(26), (57), (59), (62), (64), (395), (549), (550), (659), (827), (828), (829), (830)	US$(***)	Per (***)	Type (***)

18398	Microsoft® Windows® Server 2003, Standard Edition (1-4 Processor Version, 5 CAL Version)	B3, CS, DE, EN, ES, FR, HU, IT, JA, NL, PL, PT, SV, XC, ZH	(26), (57), (59), (62), (64), (395), (550), (599), (659), (827), (829), (830), (899)	US$(***)	Per (***)	Type (***)

18588	Microsoft® Windows® Server 2003, Standard Edition (1-4 Processor Version, 5 CAL Version)(Korean)	KO	(26), (57), (59), (62), (64), (395), (550), (599), (659), (827), (829), (830)	US$(***)	Per (***)	Type (***)

18552	Microsoft® Windows® Server 2003, Standard Edition (1-4 Processor Version, 5 CAL Version)(Chinese Simplified)	XT	(26), (57), (59), (62), (64), (395), (550), (599), (659), (827), (829), (830)	US$(***)	Per (***)	Type (***)

**	Language Version Key: Please refer to the Language Version Key in the OEM Resource Guide for explanation of Language Version codes. A product may not be available in all language versions. Specific language versions are licensed on an “if and as available” basis.
***	A Product is not licensed hereunder unless royalty rate(s) are indicated in the Product Table. Such Product is only licensed to be distributed with Customer System(s) identified in the Customer System(s) Table as being licensed for the particular Product.
****	Billing Type: “Type I” means Shipment - based on shipments to COMPANY by MS or AR; “Type II” means OEM Report - based on COMPANY royalty reports.

CONFIDENTIAL

Amendment Number 1 dated August 1, 2003, to MS License Agreement for Server Products 5129150080 dated March 1, 2003.

ADDITIONAL PROVISIONS

(Note: Only those Additional Provisions applicable to licensed Product(s) may appear. Section numbering may not be consecutive.)

(26) COMPANY may install one or more language versions (listed in the Language Version box above) of Product software with each applicable Customer System provided COMPANY shall:

(a) use a utility which allows the End User Customer to choose one (1), and only one (1), language version of Product for the Customer System. Any backup or recovery copy of the Product, shall give End User Customers access to install or recover only one (1) language version of the Product;

(b) clearly indicate to End User Customers, including without limitation, in advertising and on Customer System packaging that shall be translated and adapted as necessary for any region to which COMPANY distributes the Product, that End User Customers shall have access to one (1) language version only;

(c) defend MS and MSCORP against, and pay the amount of any final adverse judgment (or settlement to which COMPANY consents) arising from third party claims or demands resulting from COMPANY’s failure to adequately inform End User Customers receiving multiple language versions that they are not entitled to use more than one (1) language version of the Product; and

(d) pay the highest royalty applicable to the language versions distributed.

COMPANY may distribute more than one (1) language version of the APM, excluding any recovery or external media, with the Product; provided that COMPANY has installed such language version on the Customer System.

(57) In order to support End User Customers of the Product, COMPANY agrees to employ at all times at least one support technician who has successfully completed, at COMPANY’s expense, the Microsoft Certified Professional program for the licensed version of the Product (or if applicable, for the Windows server operating system component), or if not available, then the Microsoft Certified Professional program for Windows 2000 server operating systems.

(58) At present, the EULA for the Product provides for a specified number of Client Access Licenses (“CALs”). The number of CALs determines the maximum number of computers or workstations connected to the Customer System(s) which may access certain basic network services as described in the EULA. The number of CALs included for the Product is indicated in the Product Table above.

(59) Though the OPK for the Product may include versions of the Product designed for various microprocessor architectures, COMPANY is licensed to distribute the Product only with and for use on Customer System(s) based on the microprocessor architecture specified at the top of the Product Schedule.

(62) (a) If a Customer System(s) is licensed on a per system basis for the Product and for one or more other MS operating system products, then COMPANY shall pay MS the royalty for the MS operating system product distributed with such Customer System(s), or in the event no MS operating system product is distributed with such Customer System(s), COMPANY shall pay MS the highest royalty applicable to any licensed language or regional versions of the MS operating system product with the lowest royalty rate(s) that is licensed on a per system basis with such Customer System(s).

CONFIDENTIAL

Amendment Number 1 dated August 1, 2003, to MS License Agreement for Server Products 5129150080 dated March 1, 2003.

(b) COMPANY may not distribute both the Product and any other MS operating system product with the same Customer System(s).

(64) COMPANY is not licensed to distribute a processor version of the Product on a Customer System that includes more processors than the highest number of processors listed for such version in the Product Table. For purposes of this License Agreement, “processor” means a physical processor or central processing unit (CPU).

(395) MS will provide to COMPANY OEM Sales-Out Reporting Guidelines, which may be revised from time to time during the term of this License Agreement. COMPANY shall provide, on a monthly basis, customer sales reports for the Product (“Sales-Out Reports”), which shall include all information required by the then current OEM Sales-Out Reporting Guidelines. COMPANY shall take all steps necessary to ensure that COMPANY’s collection and provision of information contained in the Sales-Out Reports will comply with all applicable national data protection laws. In addition, if an End User Customer is an individual, COMPANY shall notify and obtain permission from the End User Customer for transfer and use of information by MS. If permission is not obtained, COMPANY shall report the name and address for the business organization with which the individual is affiliated (if any), and shall not report such information for the individual.

(430) COMPANY may distribute Client Access License Packs for Windows 2000 Server Products only (i) packaged with new Customer Systems distributed with a Windows 2000 Server Product or (ii) to existing End User Customers of previously distributed Customer Systems on which a Windows 2000 Server Product is installed.

(549) (a) Except as described in subsection (b) below, COMPANY shall (***) the Product only with Customer Systems (***) of (***) up to, and (***) in (***).

(b) (i) COMPANY also may (***) the Product with a (***) Customer System that is (***) with and (***), and (***), (A) for a (***) in an (***) or (***) or (B) for a (***) in an (***) or (***). For (***) of this Additional Provision, a (***) Customer System shall mean a Customer System that (A) (***) or (***), and which (***) is (***) by (***) the (***) (or (***)) (***), and (B) does not (***).

(ii) For (***) of this subsection (b) only, a (***) Customer System may be (***) or (***) of (***) or (***) and (***) as (***) Customer System. For (***) Customer Systems that (***) of (***), (A) COMPANY may (***) of the Product (***) or (***) on (***), (B) the (***) described in Additional Provision (***) shall be (***) on the (***) of (***) in the (***), (C) the (***) shall not (***), and (D) (***) is (***) of (***) in an (***) or (***).

(iii) For (***) of (***) the (***) of (***) in a (***) Customer System, (***) in an (***) or (***) is (***) and (***) or (***) is (***). Notwithstanding the foregoing, in no event shall (i) Windows (***) Server be (***) in a (***) Customer System (***) of (***) in an (***) or (***) and (ii) Windows (***) Product and the Windows (***) for (***) Product be (***) in a (***) Customer System with (***) in an (***) or (***).

(550) (a) (***) is the (***) or (***) of at (***) the (***), (***), and (***) of a Customer System into (***), such that (***) (a (***)) is (***) of (***) a (***) of the Product.

(b) A Customer System that (***) ((***) Customer System”) may be (***) with (***) of the Product (***) a (***). COMPANY shall (***) and (***) for (***) with (***) of the Product (***) the Product is (***) by COMPANY or by an End User Customer (if authorized by this License Agreement). COMPANY is responsible for instructing such End User Customer that it may install (***) of (***) of Product for which COMPANY (***).

(c) COMPANY is (***) to (***) a (***) of the Product on a (***)Customer System (***) the (***) of (***) a (***) the Product is (***) the (***) of (***) listed for (***) in the Product Table above.

(d) Notwithstanding anything to the contrary in this License Agreement, if COMPANY (***) the Product installed or to be installed on (***) of a (***) Customer System, COMPANY is not required to (***) more than (***) of APM for the Product with such (***) Customer System.

(599) Under the terms of the EULA, use of the Product will be limited to the first thirty (30) days after the End User Customer first launches the Product, unless (i) the End User Customer activates the Product with MSCORP in the manner described in the Product during launch or (ii) COMPANY has used the system locked preinstallation tool (the “SLP tool”) contained in the OPK to bypass the activation feature of the Product. Unless COMPANY has properly used the SLP tool on both the preinstalled image and recovery media, COMPANY shall provide the following or substantially similar notice in a clear and conspicuous manner to End User Customers prior to their acquiring the Product (e.g., in advertisements, Customer System packaging or point of purchase materials):

“Certain Microsoft® software product(s) included with this computer may use technological measures for copy protection. IN SUCH EVENT, YOU WILL NOT BE ABLE TO USE THE PRODUCT IF YOU DO NOT FULLY COMPLY WITH THE PRODUCT ACTIVATION PROCEDURES. Product activation procedures and Microsoft’s privacy policy will be detailed during initial launch of the product, or upon certain reinstallations of the software product(s) or reconfigurations of this computer, and may be completed by Internet or telephone (toll charges may apply).”

CONFIDENTIAL

Amendment Number 1 dated August 1, 2003, to MS License Agreement for Server Products 5129150080 dated March 1, 2003.

COMPANY shall defend MS and MSCORP, and pay the amount of any final adverse judgment (or settlement to which COMPANY consents) arising from third party claims or demands resulting from COMPANY’s failure to provide the notice as required above.

(659) In lieu of preinstalling the Product software pursuant to Sections 2(a)(iii)(1) and (2) of this License Agreement, COMPANY may distribute one (1) copy of the Product software on COMPANY-branded external media (i.e., diskette or CD-ROM) inside the Customer System package for (i) installation by COMPANY on the Customer System at the End User Customer’s location; or (ii) installation by COMPANY’s End User Customer on the Customer System pursuant to COMPANY’s instructions, which shall be consistent with this License Agreement. For the 32-bit version of the Product, COMPANY shall ensure that such copy of the Product software on external media is BIOS-locked in accordance with the specifications set forth in the OEM Resource Guide. Furthermore, for the 32-bit version of the Windows Server 2003 Product, COMPANY shall ensure that such copy of the Product software on external media also either (i) requires activation or (ii) is system locked through COMPANY’s use of the system locked preinstallation tool (the “SLP Tool”) contained in the OPK to bypass the activation feature of the Product.

(724) COMPANY may pre-populate the Product key on behalf of the End User Customer provided that (i) such Product key matches the unique number provided by MS to COMPANY for COMPANY’s preinstallation of the Product, (ii) the Customer System is designed to be used without a monitor, keyboard and mouse, and (iii) the Terminal Services Licensing service as defined in the Product documentation is not installed, unless this service is installed at the End User Customer’s request as part of an Image in accordance with Section 2(h) of this License Agreement.

(827) The OPK for the Product includes Customer Support Diagnostics Tools (“CSD”), which provide diagnostic and debugging information on the Product running on a Customer System. COMPANY may (i) install CSD as part of the Product, (ii) distribute CSD on external media inside the Customer System package, or (iii) provide CSD on external media to an existing End User Customer of a Customer System installed with the Product. COMPANY may distribute not more than one (1) copy of CSD for each copy of the Product distributed. CSD on external media shall be reproduced only by an AR.

(828) The OPK for the Product includes Windows Systems Resource Manager (“WSRM”), which enables resource administration of the Product. COMPANY may (i) install WSRM as part of the Product, (ii) distribute WSRM on external media inside the Customer System package, or (iii) provide WSRM on external media to an existing End User Customer of a Customer System installed with the Product. COMPANY may distribute not more than one (1) copy of WSRM for each copy of the Product distributed. WSRM on external media shall be reproduced only by an AR.

(829) This Product includes the number of Client Access Licenses (“CALs”) indicated in the Product Table above.

(830) (a) COMPANY may grant an End User Customer who acquires a new, COMPANY-branded Customer System distributed with a version of this Product that has been updated to include one or more Supplements or is a custom image (“New Product”) the right to install and use a copy of the New Product on its previously acquired, COMPANY-branded Customer System(s) installed with an earlier version of this Product, pursuant to the addendum to the EULA provided below. If COMPANY elects to grant such rights, COMPANY shall complete and deliver the following addendum to the EULA for the New Product to such End User Customer:

ADDENDUM TO THE END USER LICENSE AGREEMENT FOR <<COMPANY to fill in full name of the New

Product>> (“EULA”)

This addendum (“Addendum”) provides additional rights with respect to the Server Software portion of the software product identified above as licensed to you by Manufacturer. By installing, copying or otherwise using the Server Software as described below, you agree to be bound by the terms set forth below. If you do not agree to be bound by these terms, you may not install the Server Software as described below. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the EULA.

ADDITIONAL RIGHTS. In addition to the rights and restrictions stated in the EULA, Manufacturer grants you the following rights:

You may install, use, access, display and run one copy of the Server Software on each of your existing <<COMPANY to fill out Customer System model name/number>> servers (each an “Other Server”) in lieu of the copy of <<COMPANY to fill out full name of the Product>> you acquired with the Other Server (“Other Copy”), provided that (i) the Other Server carries Manufacturer’s brand name, (ii) the Other Copy is validly licensed to you with the Other Server under an end user license agreement between you and Manufacturer and (iii) you remove the Other Copy from the Other Server. Your use of the Server Software on the Other Server is subject to the terms of the EULA.

(b) COMPANY shall keep records relating to the number of licenses granted under subsection (a) above. COMPANY shall provide such records to MS upon MS’ request.

(831) COMPANY may distribute Client Access License Packs for Windows Server 2003 Products only (i) packaged with new Customer Systems distributed with a Windows Server 2003 Product or (ii) to existing End User Customers of previously distributed Customer Systems on which a Windows Server 2003 Product is installed.

CONFIDENTIAL

Amendment Number 1 dated August 1, 2003, to MS License Agreement for Server Products 5129150080 dated March 1, 2003.

(874) (a) COMPANY shall (***) the Product only with (***) Customer Systems that is (***) with and (***), and (***) in an (***) or (***). For (***) of the Additional Provision, a (***) Customer System shall mean a Customer System that (A) (***), and which (***) is (***) by (***) the (***) (or (***))(***), and (B) does not (***). For (***) of this subsection (a) only, a (***) Customer System may be (***) or (***) of (***) or (***) and (***) as (***) Customer System.

(b) For (***) Customer Systems that (***) of (***), the following shall apply: (1) COMPANY may (***) of the Product for (***) or (***) on (***), (2) the (***) shall not (***), (3) the (***) in Additional Provision (***) shall be (***) on the (***) of (***) in the (***). For (***) of (***) the (***) of (***) in a (***) Customer System, (***) in an (***) or (***) is (***) and (***) or (***) is (***), and (4) (***) must be (***) of (***) a (***) of (***) in an (***) or (***).

(c) Notwithstanding the foregoing, in no event shall the Product be (***) in a (***) Customer System with (***) of (***) in an (***) or (***).

(899) The Traditional Chinese language version for Hong Kong (B3) of this Product may not be directly or indirectly distributed within the geographical boundaries of Taiwan. The Traditional Chinese language version (ZH) of this Product may not be directly or indirectly distributed within the geographical boundaries of the People’s Republic of China (including Hong Kong and Macau). COMPANY shall advise its dealers, distributors and others in its distribution channels of such distribution limitations.

(989) COMPANY’s license to preinstall, copy and/or distribute this Product shall expire on the earlier of (i) October 31, 2004, or (ii) the expiration or termination of this License Agreement.

CONFIDENTIAL

Amendment Number 1 dated August 1, 2003, to MS License Agreement for Server Products 5129150080 dated March 1, 2003.

CUSTOMER SYSTEM(S) DEFINITION

COMPANY’s Customer System(s) shall be the assembled computer systems identified in the Customer System(s) Table below which (i) are described in the table below, (ii) are capable of (A) running a copy of the Product software, (B) processing input, (C) displaying (locally or remotely) the Product user interface, and (iii) include at least a central processing unit, a motherboard, and memory. For each Product which COMPANY chooses to license for distribution with the listed Customer System(s), the letter “s” or “c” in the relevant box indicates whether COMPANY is licensing the Product on a “per system” or “per copy” basis, respectively. New models may be added by agreement of the parties.

At COMPANY’s option, for purposes of administrative convenience, COMPANY may designate models by model line or series, (e.g., “Jaguar model line”, “Jaguar Pro series”, “Jaguar Pro 750 model line”, or “Jaguar Pro 950 series”). Customer System(s) defined by model line or series shall include all present models which include the designated model line or series name, (e.g., “Jaguar Pro model line” includes Jaguar Pro, Jaguar Pro 950, Jaguar Pro S; “Jaguar series” includes Jaguar, Jaguar Pro, Jaguar Pro 950, Jaguar S400; “Jaguar Pro 950 series” includes Jaguar Pro 950, Jaguar Pro 955).

Product Number Key: Please refer to the Product Number in the Product Table above.

Product Number	Product Name and Version
13797	Microsoft® Client Access License Pack for Microsoft® Windows® 2000 Server Products (5 CAL Version)
18379	Microsoft® Device Access License Pack for Windows® Server 2003 Products, (5 Device CAL Version)
18380	Microsoft® User Client Access License Pack for Microsoft® Windows® Server 2003 Products (5 User CAL Version)
13351	Microsoft® Windows® 2000 Advanced Server (1-8 Processor, 25 CAL Version)
18035	Microsoft® Windows® 2000 Advanced Server (1-8 Processor, 25 CAL Version) (Japanese)
18473	Microsoft® Windows® Server 2003, 32-bit Enterprise Edition (1-2 Processor Version, 25 CAL Version)
18389	Microsoft® Windows® Server 2003, 32-bit Enterprise Edition (1-8 Processor Version, 25 CAL Version)
18917	Microsoft® Windows® Server 2003, Enterprise Edition for 64-bit Itanium®-based systems (1-8 Processor, 25 CAL Version)
18398	Microsoft® Windows® Server 2003, Standard Edition (1-4 Processor Version, 5 CAL Version)
18588	Microsoft® Windows® Server 2003, Standard Edition (1-4 Processor Version, 5 CAL Version)(Korean)
18552	Microsoft® Windows® Server 2003, Standard Edition (1-4 Processor Version, 5 CAL Version)(Simplified Chinese)

Royalty Basis Key: C = per copy; S = per system; if Product box is blank in the Customer System(s) Table below, such Product is not licensed for distribution with the listed Customer System(s).

CUSTOMER SYSTEM(S) TABLE

Model Name/Model Number	Processor	13351	13797	18035	18379	18380	18389	18398
Stratus ftServer Series	PENTIUM 4 OR COMPARABLE	(***)	(***)	(***)	(***)	(***)	(***)	(***)

Model Name/Model Number	Processor	18473	18917	18588	18552
Stratus ftServer Series	PENTIUM 4 OR COMPARABLE	(***)	(***)	(***)	(***)

CONFIDENTIAL

Amendment Number 1 dated August 1, 2003, to MS License Agreement for Server Products 5129150080 dated March 1, 2003.

Exhibit 10(s)

EXECUTION COPY

WAIVER, dated as of October 15, 2004 (this “Waiver”), to the Revolving Credit Agreement, dated as of November 18, 2003 (the “Credit Agreement”), among STRATUS TECHNOLOGIES, INC., a Delaware corporation (the “Borrower”), STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l, a company organized under the laws of Luxembourg (“HubCo”), the several lenders from time to time parties thereto (collectively, the “Lenders”) and JPMORGAN CHASE BANK, a New York banking corporation, as administrative agent for the Lenders (in such capacity, the “Administrative Agent”).

W I T N E S S E T H :

WHEREAS, the Borrower, HubCo, the Lenders and the Administrative Agent are parties to the Credit Agreement;

WHEREAS, the Borrower has requested that the Administrative Agent, with the consent of the Required Lenders, waive certain provisions of the Credit Agreement; and

WHEREAS, the Administrative Agent, with the consent of the Required Lenders, is agreeable to the requested waivers, but only on the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the premises contained herein, the parties hereto agree as follows:

1. Defined Terms. Unless otherwise defined herein, terms which are defined in the Credit Agreement and used herein (and in the recitals hereto) as defined terms are so used as so defined.

2. Waiver. Notwithstanding anything in the Credit Agreement to the contrary, the Lenders hereby waive compliance with the requirements of Section 6.1(b), 6.1(d), 6.2(b) and 6.2(e) thereof and any Default or Event of Default that would result from the failure to comply therewith, solely to the extent that the financial statements required to be furnished to the Administrative Agent pursuant to such Section 6.1(b) shall have been furnished to the Administrative Agent no later than December 12, 2004.

3. Representations and Warranties. On and as of the date hereof, the Borrower and HubCo hereby confirm, reaffirm and restate the representations and warranties set forth in Section 4 of the Credit Agreement mutatis mutandis, except to the extent that such representations and warranties expressly relate to a specific earlier date in which case the Borrower and HubCo hereby confirm, reaffirm and restate such representations and warranties as of such earlier date.

4. Effectiveness of Waiver. This Waiver shall become effective as of the date the Administrative Agent shall have received counterparts of this Waiver duly executed by the Borrower, HubCo and each of the Required Lenders.

5. Continuing Effect: No Other Waivers. Except as expressly provided herein, all of the terms and provisions of the Credit Agreement are and shall remain in full force and effect.

The waiver provided for herein is limited to the specific subsection of the Credit Agreement specified herein and shall not constitute a consent, waiver or amendment of, or an indication of the Administrative Agent’s or the Lenders’ willingness to consent to any action requiring consent under any other provisions of the Credit Agreement or the same Section for any other date or time period.

6. Expenses. The Borrower and HubCo agree to pay and reimburse the Administrative Agent for all its reasonable costs and out-of-pocket expenses incurred in connection with the preparation and delivery of this Waiver, including, without limitation, the reasonable fees and disbursements of counsel to the Administrative Agent.

7. Counterparts. This Waiver may be executed in any number of counterparts by the parties hereto (including by facsimile transmission), each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument.

8. GOVERNING LAW. THIS WAIVER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Waiver to be duly executed and delivered in New York, New York by their proper and duly authorized officers as of the day and year first above written.

STRATUS TECHNOLOGIES, INC.

By:	/s/ Robert C. Laufer
Name: Robert C. Laufer
Title: Senior Vice President/CFO

STRATUS TECHNOLOGIES INTERNATIONAL, S.À R.L.

By:
Name:
Title:

JPMORGAN CHASE BANK, as Administrative Agent and as a Lender

By:
Name:
Title:

CSAM FUNDING I, as a Lender

By:
Name:
Title:

CSAM FUNDING IV, as a Lender

By:
Name:
Title:

FLEET NATIONAL BANK, as a Lender

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have caused this Waiver to be duly executed and delivered in New York, New York by their proper and duly authorized officers as of the day and year first above written.

STRATUS TECHNOLOGIES, INC.

By:
Name: Robert C. Laufer
Title: Senior Vice President/CFO

STRATUS TECHNOLOGIES INTERNATIONAL, S.À R.L.

By:	/s/ Hans de Graaf
Name: Hans de Graaf
Title: Officer

JPMORGAN CHASE BANK, as Administrative Agent and as a Lender

By:
Name:
Title:

CSAM FUNDING I, as a Lender

By:
Name:
Title:

CSAM FUNDING IV, as a Lender

By:
Name:
Title:

FLEET NATIONAL BANK, as a Lender

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have caused this Waiver to be duly executed and delivered in New York, New York by their proper and duly authorized officers as of the day and year first above written.

STRATUS TECHNOLOGIES, INC.

By:
Name:
Title:

STRATUS TECHNOLOGIES INTERNATIONAL, S.À R.L.

By:
Name:
Title:

JPMORGAN CHASE BANK, as Administrative Agent and as a Lender

By:	/s/ Peter B. Thauer
Name: Peter B. Thauer
Title: Vice President

CSAM FUNDING I, as a Lender

By:
Name:
Title:

CSAM FUNDING IV, as a Lender

By:
Name:
Title:

FLEET NATIONAL BANK, as a Lender

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have caused this Waiver to be duly executed and delivered in New York, New York by their proper and duly authorized officers as of the day and year first above written.

STRATUS TECHNOLOGIES, INC.

By:
Name:
Title:

STRATUS TECHNOLOGIES INTERNATIONAL, S.À R.L.

By:
Name:
Title:

JPMORGAN CHASE BANK, as Administrative Agent and as a Lender

By:
Name:
Title:

CSAM FUNDING I, as a Lender

By:
Name:
Title:

CSAM FUNDING IV, as a Lender

By:
Name:
Title:

FLEET NATIONAL BANK, as a Lender

By:	/s/ John B. Desmond
Name: John B. Desmond
Title: Director

Exhibit 10(t)

(***) Indicates confidential material that has been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

Second Amendment to the

Manufacturing Agreement For Build-To-Print Systems

by and between

Solectron South Carolina and Stratus Technologies Ireland Limited

This Second Amendment (the “Amendment”) to the Manufacturing Agreement For Build-To-Print Systems by and between Solectron South Carolina (“Solectron”) and Stratus Technologies Ireland Limited (“Stratus Ireland”) dated April 14, 2000 (the “Agreement”) is made and entered into as of October 13, 2004. All initially capitalized terms used in the Amendment without definition have the same meaning in this Amendment as in the Agreement.

For and in consideration of the mutual covenants and agreements contained in the Agreement and in this Amendment, Solectron and Customer hereby agree as follows:

(1)	The renewal language of Section 3 notwithstanding, the parties hereby agree that the term of the Agreement shall be extended through December 31, 20006, unless terminated earlier as provided in the Agreement.

(2)	The sixth sentence of Section 5.2, as amended by the First Amendment, is modified as follows:

Replace the words “ftServer 6500” with “ftServer, 6500, 3300, 2300, 5600, 6600, 3400 and 5700.

(3)	Replace Section 5.5, with the following new Section 5.5:

“5.5 Stratus agrees to compensate Solectron for any significant under utilization of Solectron resources in its Columbia, South Carolina manufacturing facility which may occur solely due to low volume throughput of Stratus Products by Stratus below agreed to levels, in any given quarter. Under utilization will be determined by the mutually agreed upon “true-up” model in exhibit K. Solectron will invoice and Stratus will pay any “true-up” amounts quarterly.” Any changes to the “true-up” formula will also be agreed to in writing. Any under utilization payments will be made in U.S. currency.

(4)	Exhibit H- ftServer models 3300 and 5600 Pricing.

(5)	Exhibit I- ftServer model 2300 (Encore).

(6)	Exhibit J- ftServer model 6600 Pricing. Includes “V” Series.

(7)	Exhibit K – ftServer model 3400 and 5700 (Aria) Pricing.

(8)	Exhibit L – “True-Up” Model.

Except as specifically amended in this Amendment, all other terms and conditions of the Agreement remain in full force and effect. Capitalized terms used in this Amendment, unless otherwise defined in this Amendment, have the meaning given then in the Agreement.

(9)	Solectron South Carolina has been merged into Solectron USA, Inc., and the parties agree and acknowledge that the terms, conditions, benefits and obligations of the Agreement are hereby transferred and assigned to Solectron USA, Inc.

Solectron USA, Inc.		Stratus Technologies Ireland Limited
(f.k.a. Solectron South Carolina)

By	/s/ David Salvato	By	/s/ Michael O’Keeffe
	(Signature)		(Signature)

	David Salvato		Michael O’Keeffe
	Name (Print)		Name (Print)

	Regional Account Manager		Vice President and Director
	Title		Title

	11/11/04		11/1/04
	Date		Date

Exhibit H:

Stratus ftServer 3300 and 5600 Volume Pricing Model

to

Second Amendment to the

Manufacturing Agreement For Build-To-Print Systems

by and between

Solectron and Stratus Dated April 14, 2000

3300/5600
Freight	(***)%

Material Overhead (M.O.H.)	(***)%

S, G & A	(***)%

Profit	(***)%

Assembly Cost/System	Labor Rate $(***)/hr.

Test Cost/System	Labor Rate $(***)/hr.

Total MOH and Freight	(***)%

Solectron Columbia NPI Mark-UP:

(***)% on material and (***)% factor on labor

Volume lead time = 5 days

Exhibit I:

Stratus ftServer 2300 Volume Pricing Model

to

Second Amendment to the

Manufacturing Agreement For Build-To-Print Systems

by and between

Solectron and Stratus Dated April 14, 2000

2300
Material Overhead (M.O.H.)	(***)%

S, G & A	Included

Freight In Material Charge	Included

Profit	Included

Assembly Cost/System	Labor Rate $(***)/hr.

Test Cost/System	Labor Rate $(***)/hr.

Total MOH and Freight	(***)%

NPI Mark-Up (based on agreed criteria):

(***)% for C Build

(***)% for D Build

(***)% for E Build

Manufacturing Lead Time = 5 days

ECO Management:

Solectron to support all ECO management at cost of $(***) per ECO

$(***) cost waived for first (***) ECO’s per quarter

Exhibit J:

Stratus ftServer 6600 (includes V Series) Volume Pricing Model to

Second Amendment to the

Manufacturing Agreement For Build-To-Print Systems

by and between

Solectron and Stratus Dated April 14, 2000

6600
Material Overhead (M.O.H.)	(***)%

Freight In Material Charge	Included

Profit	Included

Assembly Cost/System	Labor Rate $(***)/hr.

Test Cost/System	Labor Rate $(***)/hr.

Total MOH and Freight	(***)%

Mark-Up rate increased to (***)% from (***)%

Exhibit K:

Stratus ftServer 3400 & 5700 (Aria) Volume Pricing Model

to

Second Amendment to the

Manufacturing Agreement For Build-To-Print Systems

by and between

Solectron and Stratus Dated April 14, 2000

3400 & 5700

Material Overhead (M.O.H.)	(***)%

Freight In Material Charge	Included

Profit	Included

Assembly Cost/System	Labor Rate $(***)/hr.

Test Cost/System	Labor Rate $(***)/hr.

Total MOH and Freight	(***)%

NPI Mark-Up (based on agreed criteria):

(***)% for C Build

(***)% for D Build

(***)% for E Build

Manufacturing Lead Time = 5 days

ECO Management:

Solectron to support all ECO management at cost of $(***) per ECO

$(***) cost waived for first (***) ECO’s per quarter

Exhibit L:

Solectron Pricing True Up Model Sample

to

Second Amendment to the

Manufacturing Agreement For Build-To-Print Systems

by and between

Solectron and Stratus Dated April 14, 2000

(***)

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Exhibit 31.1

Certifications

I, David J. Laurello, certify that:

1. I have reviewed this quarterly report for the second quarter of fiscal year 2005 on Form 6-K of Stratus Technologies International S. à r.l.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 15, 2005

/s/ David J. Laurello
Chief Executive Officer

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Exhibit 31.2

Certifications

I, Robert C. Laufer, certify that:

1. I have reviewed this quarterly report for the second quarter of fiscal year 2005 on Form 6-K of Stratus Technologies International S. à r.l.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 15, 2005

/s/ Robert C. Laufer
Chief Financial Officer

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l

Exhibit 32

CERTIFICATIONS PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(18 U.S.C. SECTION 1350)

In connection with the quarterly report for the second quarter of fiscal year 2005 on Form 6-K (the “Report”) of Stratus Technologies International S.à. r.l. (the “Company”), as filed with the Securities and Exchange Commission, David J. Laurello, Chief Executive Officer of the Company and Robert C. Laufer, Chief Financial Officer of the Company, respectively, do each hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ David J. Laurello
Name:	David J. Laurello
Title:	Chief Executive Officer
Date:	March 15, 2005

/s/ Robert C. Laufer
Name:	Robert C. Laufer
Title:	Chief Financial Officer
Date:	March 15, 2005